CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228   Writer's DDI No. 68778278
Fax : 6225 4959

Our Ref : GCSS-EL/0418/03/LTR

03007491

10 March 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

03 MAR 12 AM 7:21

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 21 February 2003 *(Return Pursuant to Rule 704 (11) of the Listing Manual)*; and
- *5 March 2003 (Announcement of Full Year Results of Subsidiary Companies)*

Yours faithfully,

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

3/18

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/kw

MASNET No. 52 OF 21.02.2003
Announcement No. 52

CITY DEVELOPMENTS LIMITED

RETURN PURSUANT TO RULE 704(11) OF THE LISTING MANUAL

21 February 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804

Dear Sir

RETURN PURSUANT TO RULE 704(11) OF THE LISTING MANUAL

Pursuant to Rule 704(11) of the Listing Manual, we submit Annexures I, II, III and IV being the lists of persons occupying managerial positions in the Company or any of its principal subsidiaries who are relatives of a director or chief executive officer or substantial shareholder of the Company.

Rule 704(11).

Yours faithfully
CITY DEVELOPMENTS LIMITED

ENID LING PEEK FONG
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 21/02/2003 to the SGX

Annexure I
(2003)

CITY DEVELOPMENTS LIMITED
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Beng	62	Brother of Mr Kwek Leng Joo. Cousin of Mr Kwek Leng Peck.	CDL Executive Chairman of CDL with effect from 1 January 1995, with executive powers over the overall business operations and management of CDL. CES Chairman and Managing Director of CES since 1989, responsible for the overall management of CES.	N.A. N.A.

Annexure II
(2003)

CITY DEVELOPMENTS LIMITED
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Joo	49	Brother of Mr Kwek Leng Beng. Cousin of Mr Kwek Leng Peck.	CDL Managing Director of CDL with effect from 1 January 1995, with full responsibilities as a Chief Executive Director. CES An Executive Director since 1989, responsible for the management of CES.	N.A. N.A.

Annexure III
(2003)

CITY DEVELOPMENTS LIMITED
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal subsidiaries: CDL Hotels New Zealand Limited ("CDLHNZ")
CDL Investments New Zealand Limited ("CDLINZL")
City e-Solutions Limited ("CES")
Kingsgate International Corporation Limited ("KIC")
SWAN Holdings Limited ("SWAN")
Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Vincent Yeo Wee Eng	34	Nephew of Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.	<u>CDLHNZ/CDLINZL/KIC</u> A Director of CDLHNZ, CDLINZL and KIC with effect from 16 May 1994.	N.A.
			<u>CES</u> An Executive Director and Chief Executive Officer of CES with effect from 26 June 2000 and 1 November 2000 respectively.	N.A.
			<u>SWAN</u> President and Director of SWAN with effect from 30 November 2000 and 24 November 2000 respectively.	N.A.
			<u>MCIL</u> Chief Operating Officer, overseeing the hotel operations and the corporate office of MCIL in Singapore from 10 October 2001.	N.A.

Annexure IV
(2003)

CITY DEVELOPMENTS LIMITED
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal Subsidiary : Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Chia Fook Fie	54	Brother-in-law of Mr Kwek Leng Peck.	Director of Procurement, overseeing the operations in central procurement office from February 2002.	N.A.

MASNET No. 23 OF 05.03.2003
Announcement No. 28

CITY DEVELOPMENTS LIMITED

ANNOUNCEMENT OF FULL YEAR RESULTS OF SUBSIDIARY COMPANIES

5 March 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Announcement of Full Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the year ended 31 December 2002 issued by the following companies on 5 March 2003, for your information.

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CHNZ")
3. CDL Investments New Zealand Limited ("CINZ")
4. Kingsgate International Corporation Limited ("KIC")
5. Grand Plaza Hotel Corporation ("GPHC")

M&C.pd

CHNZ(1).p CHNZ(2).p CHNZ(3).p

CINZ(1).p CINZ(2).p

KIC(1).pd KIC(2).pd KIC (3).pd

GPHC.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

5 March 2003

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

Millennium & Copthorne Hotels plc today announces results for the year ended 31 December, 2002. The Group owns and/or operates 91 hotels located in the Americas, Europe, The Middle-East, North Africa, Asia and Australasia.

Group results

- Group turnover £567.5m (2001: £594.6m)
- Group operating profit £96.3m (2001: £100.4m)
- Hotel gross operating profit margin 35.1% (2001: 34.6%)
- Pre-tax profit £60.2m (2001: £54.2m)
- Earnings per share 13.4p (restated 2001: 10.9p)
- Total dividend of 12.5p per share (2001: 12.5p)

Operating highlights

- Increasing market share
  - Driving sales at a local level
  - Improving occupancy levels
- Ongoing cost saving initiatives leading to improved operating margins
- Asset review
  - Millennium Hotel Sydney – conversion to apartments: pre-selling of apartments has commenced
  - Staff hostel in London – sale completed for £4.2m; profit of £4.0m to be recognised in 2003
  - Part completed property in Suzhou, China – sale completed: Group share of profit is £2.1m to be recognised in 2003

Commenting today, Mr Kwek Leng Beng, Chairman, said:

"Our focus on maintaining market share coupled with tight cost control has enabled us to achieve a very creditable set of results in challenging conditions and to make good our stated belief that the Group's performance for 2002 would be ahead of last year. The geographic spread of the Group's hotel properties in key gateway cities around the world has mitigated the impact on the Group of the downturn in the hotel sector which has been particularly severe in the western hemisphere.

The prospect of war in Iraq combined with continued worldwide economic uncertainty means that we expect 2003 to be another challenging year for the sector and hence the Group.

We are well positioned to meet the immediate challenges which we face in the global marketplace. Our property portfolio is primarily owned which means that we are not exposed to the impact of onerous financing arrangements such as sale and leaseback. We are financially sound, have an experienced management team supported by dedicated staff and our properties are in good condition. We will continue our successful strategy of maintaining and improving market share. While in the short term trading conditions are likely to remain difficult, we are confident that our longer term prospects are excellent."

Enquiries to:

John Wilson, Chief Executive Millennium & Copthorne Hotels plc	020 7404 5959 (5 March 2003)
David Thomas, Finance Director Millennium & Copthorne Hotels plc	020 7404 5959 (5 March 2003)
Nick Claydon/Kate Miller/Chi Lo Brunswick Group Limited	020 7404 5959

A copy of the press release and analyst presentation will be available on http://www.millenniumhotels.com/ from 9.15am on 5 March 2003. An audio webcast of the results presentation to analysts and investors will be available later this morning on www.millenniumhotels.com and www.cantos.com

Photographs are available on www.newscast.co.uk

CHAIRMAN'S STATEMENT

GROUP RESULTS

At the beginning of 2002 there were differing views regarding the timing of the recovery within the hospitality sector. Some hotel companies were more optimistic than others, but many shared the view that, at best, a slow recovery would emerge during the year.

We started the year with confidence. We had seen our Group begin a recovery in early 2002 and, although the operating environment remained challenging, our performance for the period to 30 June 2002 was better than we had expected. This recovery continued steadily during the summer and autumn of 2002 despite the shrinking volume of the corporate market and some aggressive rate cutting within the industry. However, following the escalation of the Iraq crisis from mid-November onwards, business volumes began to deteriorate. Despite this, the Group has progressed in a number of areas such as securing further management contracts and starting to unlock the value within our non-core assets.

Group turnover for the year ended 31 December 2002 was £567.5m (2001: £594.6m). Group operating profit decreased by 4% to £96.3m (2001: £100.4m) and profit before tax increased by 11% to £60.2m (2001: £54.2m). Earnings per share were 13.4p (restated 2001: 10.9p).

The Group's balance sheet is strong with net assets at £1.5bn (restated 2001: £1.6bn) and gearing at 50% (restated 2001: 49%). Our cash inflow from operations was £122.2m (2001: £136.0m). The directors are therefore again recommending a final dividend of 8.3p per share (2001: 8.3p per share) reflecting our confidence in the underlying strength of the Group. This results in a total dividend for the year of 12.5p per share (2001:12.5p).

RESPONSE TO MARKET CONDITIONS

The overall performance for the year under review demonstrated our prompt and effective response to the turbulent conditions under which we operated. Our cost control initiatives which we introduced in late 2001 were continued in 2002 and this, together with our aggressive tactical marketing, stood us in good stead. We increased our market share in both New York and London, saw an encouraging performance overall from Asia and had another excellent year in Australasia.

We have seen considerable variations in regional performance and future trends remain difficult to predict due to global economic conditions and the political tensions relating to Iraq. The geographic diversification of the Group in 1999 has reduced our dependency on the London and New York markets. In 2002, London and New York accounted for 25% of the Group's revenue and 43% of its total operating profit, compared to a far more significant 69% and 83% respectively in 1998.

Our strategic response to the weak trading conditions that the hospitality industry is facing has been to maintain and increase market share by driving sales at a local level, as well as securing further management contracts to access new revenue streams. In addition, we continue to monitor our cost base carefully with targeted reductions. Service to our customers is paramount, but we are committed to reducing costs as far as possible without damaging our standards and reputation or losing our ability to react positively when the market recovers.

The management contract hotels in Abu Dhabi, Sharjah and the Galapagos Islands opened during 2002. In January 2003 we announced that the Group had secured the management of the Millennium Airport Hotel Dubai, our third hotel in the United Arab Emirates. The Millennium Hotel Agadir had a soft opening on 14 February 2003, the hotel in Marrakech is scheduled to open later this year and our two hotels in Turkey will open in 2004/5 following refurbishment.

Our assets are well maintained and this has enabled us to reduce overall capital expenditure and to target specific areas that need capital. As well as service standards, the superior location and quality of our properties are key to maximising the upside when economic recovery gathers pace. Our policy of maintaining market share, combined with the substantial targeted capital investment programme that we have followed since flotation in 1996, means that we are well positioned to take maximum advantage of the upturn when it comes.

ASSET REVIEW

Despite the current economic and geopolitical risks, hotel values have held up reasonably well as a result of low interest rates, moderate industry gearing and limited new room supply in many cities. The Group is continually reviewing its portfolio of non-core assets and seeking opportunities to realise shareholder value.

Millennium Hotel Sydney
At the time of our interim results we stated that we continued to consider alternative development opportunities for the Millennium Hotel Sydney. The hotel is located on the edge of the main business centre in an area which has become a good residential district and is suitable for development into high class apartments. South Sydney Council has approved our application to convert part of the hotel property to residential units and therefore the hotel will close on 31 March 2003. The expertise of our majority shareholder, City Developments Limited, will be invaluable in maximising the return from this project. We have begun pre-selling and the response has been encouraging with nearly half the apartments taken. We will evaluate the best use of the remaining tower in due course. The profit to be recognised in 2003 and 2004 will depend on the unit sales and the progress of construction.

London staff hostel
In order to take advantage of the high value of London's residential property we decided to dispose of one of our two staff hostels. The sale completed in January 2003 for a consideration of £4.2m. A net profit of £4.0m will be recognised in 2003.

Suzhou, China
A partly completed property in Suzhou in China was sold in early 2003. The property was acquired as part of the Asia Pacific purchase of assets in June 1999. No value was attributed to the property at acquisition and therefore M&C will recognise its £2.1m share of the profit on sale in 2003.

BRANDING

During the year, group management engaged actively with branding consultants and specialist designers to create new concepts that could be introduced to reposition our global portfolio of Millennium hotels. Ideas being explored have the potential to be adopted worldwide and to provide long-term sustainable advantages for the Group.

We plan to introduce some of the new thinking and ideas by the end of 2003. This work will be important in further enhancing our existing brand assets, as we strive to deliver added value to our customers, investors and business partners.

MILLENIUM HILTON

The Millenium Hilton, New York has been closed since 11 September 2001. Work on the renovation has been underway for some time and we expect a partial re-opening of the hotel during the second quarter of 2003. We plan to have all of the rooms open by the end of the third quarter of 2003.

Proceeds of US$49.5m from the insurance claim have now been received in respect of the capital and business interruption claims. However, the insurance company has taken legal action to seek clarification on certain aspects of the policy. The Board has taken legal advice and based on this, and its own information, considers that the Group's interpretation of the policy is correct.

The Board has decided that until the dispute is settled it would be prudent not to recognise any further business interruption income from 1 January 2003. In the first six months of 2002 we recognised US$4.5m of operating profit after the recognition of business interruption income (net of depreciation and expenses) with US$9.7m of operating profit being recognised for the full year. We anticipate the operating loss before interest for the first six months of 2003 to be US$9.1m which fully provides for all fixed costs such as insurance, pre-opening costs, marketing and normal operating expenses. The Group believes that this amount will be recoverable on the successful completion of the legal case.

PROSPECTS AND CURRENT TRADING

I would like to thank our management and staff for all of their cooperation and hard work which has enabled us to limit the effects on our business in the current trading environment.

The prospect of war in Iraq, combined with continued worldwide economic uncertainty, means that we expect 2003 to be another challenging year for the sector and hence the Group.

The trading pattern in the final few weeks of 2002 has continued into 2003. For the period from 1 January to 21 February 2003 Group occupancy was slightly higher than the equivalent period in 2002 but average rate was lower. There were significant variations in performance across the regions resulting in a reduction in RevPAR of 2% compared to 2002.

In the USA, we are seeing significant rate pressure in 2003 but occupancies have improved outside New York. In Europe both our occupancy and rates are under pressure, particularly in London. In Asia, RevPAR is marginally down on 2002 whilst in Australasia we are seeing significant improvements in both occupancy and average rate. It is too early to predict the performance of the Group for 2003 as a whole.

The Board remains confident that the Group is well positioned to enable it to meet the immediate challenges which it faces in the global marketplace. We are financially sound, have an experienced management team supported by dedicated staff and our properties are in good condition. We will continue our successful strategy of maintaining and improving market share. While in the short term trading conditions are likely to remain difficult, we have already taken steps to cushion the impact by realising value from our non-core property portfolio and we are confident that our longer term prospects are excellent.

Kwek Leng Beng
Chairman
5 March 2003

CHIEF EXECUTIVE'S REPORT

GROUP PERFORMANCE

The Group's results for 2002 reflect the challenging business environment and worldwide political uncertainty that existed throughout the year. RevPAR trends were not easy to predict, bookings had a very short lead time and forecasting revenues was difficult. However, the Group's focus on maintaining market share and reducing costs means that we have achieved a very creditable set of results for the year.

In order to assist the understanding of our key operating statistics we are presenting "like for like" ('LFL') comparatives in constant currency. To achieve this we have excluded from the prior year comparatives the Millenium Hilton New York and the properties we sold in the United States last year, but included the full year effect of the Millennium Hotel Stuttgart, which was consolidated from 1 October 2001.

Occupancy for the Group was 67.2% (2001: 65.1%; LFL 65.1%); the average room rate was £65.73 (2001: £71.39; LFL £68.33) producing a RevPAR of £44.17 (2001: £46.47; LFL £44.48). The gross operating profit margin for the Group was 35.1% (2001: 34.6%). At our interim results we reported a like for like decline of 6% in RevPAR for the Group. This has reduced to 1% for the full year.

Our Group turnover fell by £27.1m to £567.5m (2001: £594.6m) whereas Group operating profit only fell by £4.1m to £96.3m (2001: £100.4m). This performance demonstrates the effectiveness of the cost control procedures that we put in place in late 2001 and has been achieved despite significant rises in insurance costs, increased depreciation as a result of our capital expenditure programmes and the full year consolidation of the Millennium Hotel Stuttgart.

In line with previous years, the results of our joint venture and associate hotels are not included in the Group operating statistics.

NEW YORK

Our policy in New York City has been to target volume through tactical marketing and as a consequence LFL occupancy has risen by 10 percentage points to 83.3% (2001: 75.3%; LFL 73.3%) due primarily to an increase in leisure business. This, combined with lower corporate rates, has reduced the average room rate to £120.28 (2001: £139.28; LFL: £129.79). However, by successfully driving volume the resultant LFL RevPAR increased by 5% to £100.19 (2001: £104.88; LFL £95.14) and the gross operating profit margin improved to 32.5% (2001: 27.0%).

Corporate booking patterns were unpredictable during the year but we were encouraged by the gradual improvement that we saw, particularly as a result of our intensive efforts to attract the conference and meetings market to the Millennium Broadway Hotel New York. The Millennium Hotel New York UN Plaza has, by focusing its occupancy more towards the leisure sector, improved its RevPAR by 3% compared to 2001.

We have included US$9.7m of business interruption income (net of depreciation and expenses) from the Millenium Hilton insurance claim in our results for the year (11 September 2001 to 31 December 2001: US$ 1.8m). Due to the current legal dispute with the insurer, it is anticipated that no further income will be recognised pending resolution of this dispute and that all pre-opening costs for 2003 will be charged to the profit and loss account.

As a response to the difficult conditions which exist across the United States we carried out a review of centralised costs in the region. In order to reduce our operating costs in the USA, we relocated most of our regional office activity from Denver and Washington to our existing offices in New York and London.

The City of New York has announced 18% increases in real estate taxes from 2003. The effect on our properties will be an increased cost of some US$ 2.7m.

REGIONAL US

The Regional US remains challenging primarily due to the reduction in both domestic air travel and the demand for convention business.

Occupancy for the region was 54.0%, broadly the same as last year (2001: 53.9%; LFL 54.1%). Average room rate fell to £70.83 (2001: £73.49; LFL £72.57) and the resulting RevPAR was £38.25 (2001: £39.61; LFL £39.26). The gross operating profit margin was 23.7% (2001: 24.1%).

Our hotels which depend on the convention business, namely in St Louis, Los Angeles and Cincinnati, account for 48% of our rooms in this marketplace. The properties in St Louis and Los Angeles have seen signs of improved occupancy during 2002 but they have still shown an aggregate RevPAR decline of 7% compared to 2001. At the half year this was a RevPAR decline of 21%. The Millennium Hotel Cincinnati has improved RevPAR by 5% compared to the prior year, although its EBITDA is 6% lower than in 2001 due to higher property taxes and insurance. Our Millennium hotels in Minneapolis and Chicago also both achieved improved RevPAR in 2002.

We carried out major refurbishment work in our hotel in Nashville and it has now been rebranded as a Millennium property. Our property in Buffalo, branded as a Sheraton Four Points, has also been renovated during 2002.

LONDON

London average rates have been under pressure all year, with inbound business from the United States particularly badly hit, although occupancy levels have remained high. We have gradually seen the RevPAR decline of 11% in the first half year being reduced to 5% for the year as a whole. Overall occupancy for London was 83.1% (2001: 80.4%) with an average room rate of £79.86 (2001: £87.32) producing a RevPAR of £66.36 (2001: £70.21). The gross operating profit margin was 51.4% (2001: 50.4%).

As in New York, our policy during the year has been to maintain occupancy at a high level by tactical price reductions, rather than wholesale cuts in room rates. At the same time, all of our properties have implemented tight cost control measures and we have been able to convert a reduction in RevPAR for the region into an overall improvement in the gross operating profit margin.

We have continued to maintain the high standard of our London hotels with two floors of bedrooms being refurbished at The Copthorne Tara Hotel London Kensington as well as upgrading essential facilities at The Millennium Gloucester Hotel London Kensington. We have engaged the well known chef Brian Turner to operate our à la carte dining at the Millennium Hotel London Mayfair. His unique style will attract more non residents to the hotel restaurant and improve the profitability of its food and beverage department.

REST OF EUROPE

The performance of our Regional UK and Continental European hotels was mixed. Occupancy was 68.6% (2001: 71.2%; LFL 71.4%) with an average room rate of £68.94 (2001: £72.35; LFL £70.75) producing a RevPAR of £47.29 (2001: £51.51; LFL £50.52). The gross operating profit margin was 30.5% (2001: 35.9%).

The trading conditions were challenging but we were particularly pleased to see improvements in RevPAR in the Copthorne hotels in Birmingham, Cardiff and Merry Hill. A number of other hotels held their RevPAR at approximately the same level as in 2001 despite difficult local market conditions.

Our two hotels close to Gatwick airport have suffered from the general decline in air travel and showed an aggregate RevPAR decline of 23%. This was due to falls in both occupancy and average rate.

Our other European airport hotel at Paris Charles de Gaulle saw a significant reduction in its occupancy but managed to marginally increase its average rate. Overall its RevPAR fell by 10% compared to 2001. This property was rebranded as a Millennium in the autumn and we expect to see a better performance in 2003.

The results of our two hotels in Germany continue to be disappointing due to local economic conditions and both properties recorded falls in RevPAR. The Millennium Hotel Stuttgart has a relatively high level of fixed costs because it is leased and the impact of this high operational gearing in the current trading environment resulted in net losses before interest from this hotel of £3.0m.

ASIA

Across the seven Asian countries in which we operate we saw a mixed picture, although generally we are encouraged by the region's performance, particularly in our large profit contributing properties in Seoul and Taipei. The Bali bomb in October did not have a major impact on our business in the region.

Occupancy for the region was 66.4% (2001: 62.5%; LFL 62.5%). The average room rate fell to £59.26 (2001: £64.19; LFL £61.71) producing a RevPAR of £39.35 (2001: £40.12; LFL £38.57). The gross operating profit margin for the region was 38.8% (2001: 38.2%).

The decline in visitors to Singapore from the USA and Japan has been countered by increased inbound traffic from other Asian countries, particularly China. The effect of this is that three of our four owned properties in Singapore showed increases in occupancy but reductions in average rate, leading to an overall reduction in RevPAR in Singapore of 6%. The fourth, Copthorne Kings Hotel, began a major renovation during the second half of the year which will reposition it more directly within the business market. We expect the work to be completed in mid- 2003 at a cost of S$13m. We will also be refurbishing the second tower at the Orchard Hotel Singapore in 2003.

Our hotel in Seoul produced an increase in RevPAR of 7% reflecting the good performance of the South Korean economy, the strongest in North Asia, which was somewhat helped by the football World Cup and the Asian Games. The other large hotel that we own in this region, the Grand Hyatt Taipei, achieved a RevPAR increase of 4%. This is an encouraging performance in light of the economic environment in Taiwan which has been difficult.

In Hong Kong our two hotels competed effectively in a marketplace that was severely affected by the reduced levels of international air travel as a consequence of the opening up of mainland China but which has now stabilised. They experienced a 5% increase in RevPAR which, combined with very effective cost control, increased our share of their operating profits from £5.8m in 2001 to £7.1m in 2002. The Millennium Sirih Jakarta and the Regent Kuala Lumpur both showed improvements in RevPAR during 2002.

AUSTRALASIA

The overall operation in Australasia reported record profits.

Hotel operations
Our hotels in this region continue to perform very well. Occupancy increased to 70.4% (2001: 67.1%; LFL 67.1%). The average rate was £31.46 (2001: £28.56; LFL £30.36) and the resultant RevPAR increased to £22.15 (2001: £19.16; LFL £20.37).

The gross operating profit margin continued to improve to 37.3% (2001: 35.1%) clearly demonstrating our ongoing and effective cost control. Since we acquired these hotels in 1999 the gross operating profit margin has increased by more than four percentage points. The leisure business has been helped by intensive marketing of their country by the New Zealand tourist authorities.

Major refurbishment work was carried out to the bedrooms at Copthorne Christchurch Central and airconditioning was installed in all of the guest rooms. In addition the Group purchased the freehold of the Quality Hotel Logan Park in Auckland New Zealand for NZ$ 2.4m. The Group already held a lease on this property.

We have decided to convert one tower of the Millennium Hotel Sydney into residential apartments and the property will close on 31 March 2003.

Non-hotel operations
This region generates a significant proportion of its profits from non-hotel operations.

Our retail operations in Sydney have continued to perform well with very high occupancy. The Birkenhead Point Marina has been refurbished during this year, which will allow us to generate increased revenues and reduce operating costs.

CDL Investments New Zealand, whose primary business is the sale of land, has reported a profit of £2.9m for the year following the sale of its loss making Knight Frank New Zealand business at book value.

CURRENT TRADING

In the period to 21 February 2003 our like for like Group RevPAR (compared to 2002 at constant rates of exchange) was 2% down, although there are significant regional variations.

There was a 9% fall in RevPAR in New York due to significant pressure on average rate and a 2 percentage point fall in occupancy, mainly as a result of the severe weather conditions experienced in that city. We are encouraged that in the rest of the United States RevPAR was up 1% as a reduction in average rate was more than compensated for by better occupancy.

In Europe, London has seen falls in both occupancy and average rate translate into a RevPAR reduction of 7%. Excluding the effect of our airport hotels at Gatwick and Paris - Charles de Gaulle, the RevPAR for the rest of our portfolio in Europe (including Regional UK) is the same as in the equivalent period in 2001. Including the airport hotels, RevPAR was down by 6%.

In Asia, we see encouraging results from our Taiwan and Malaysia hotels although the overall RevPAR for the region was down by 2%. Australasia is again showing increased occupancy and average rate to improve on last year with RevPAR ahead by 11%.

Our strategy is to maintain and improve market share without wholesale cuts in average rates. We are confident that this is the right course for the Group and will pursue it during 2003, a year in which trading conditions will be challenging.

John Wilson

Chief Executive Officer

5 March 2003

Finance report

Results

The total group turnover for the year was £641.1m (2001: £670.5m) including £73.6m as a share of the turnover of joint ventures (2001: £75.9m). The total Group Operating Profit was £96.3m (2001: £100.4m). The Group share of operating profits of joint ventures and associates was £12.6m (2001: £12.2m) to give a total operating profit of £108.9m (2001: £112.6m).

Interest

Total interest receivable and similar income was £9.3m (2001: £9.4m) of which £0.7m (2001: £0.9m) was received from joint ventures.

Total interest payable was £58.0m (2001: £67.8m). The main reason for the reduction is the fall in interest rates, particularly in the USA and United Kingdom. The Group interest payable (excluding joint ventures and associates) was £51.1m (2001: £56.5m).

Of the total interest payable, £0.4m (2001: £0.8m) was payable in respect of the Group's share of the interest payable by associated undertakings and £6.5m (2001: £10.5m) was in respect of the Group's share of the interest payable by joint ventures. The lower joint venture interest cost reflects the reduction in US interest rates.

A total of £0.1m (2001: £0.7m) of interest has been capitalised in relation to major development capital expenditure.

The total net interest cost for the year was £48.7m (2001: £58.4m), which was covered 2.2 times (2001: 1.9 times) by profits, including our share of operating profits of joint ventures and associated undertakings, of £108.9m (2001: £112.6m).

Assuming that prevailing interest rates remain largely unchanged, we expect our interest cost in 2003 to be very similar to the charge for 2002.

Prior year adjustment

The Group has adopted Financial Reporting Standard 19 (FRS 19) – Deferred Tax, in 2002. This requires full provision to be made for deferred tax on most types of timing differences. The previous accounting standard required provision only to the extent that it was probable that the liability would crystallise in the future. FRS 19 allows companies the choice of whether to discount their deferred tax balances. The Group has decided not to discount.

Adoption of FRS 19 has been dealt with by way of a prior period adjustment which has given rise to a reduction in shareholders' funds of £62.5 million at 31 December 2001 and the tax charge for the year ended 31 December 2001 has increased by £5.4 million.

Taxation

The effective rate of tax for the Group is 23.9% (restated 2001: 27.9%). We expect the future effective rate to be around 28%.

Minority interests

The minority interests' share of Group profits arises due to the equity interest that external shareholders hold in subsidiaries and joint ventures of the Group. The equity minority interest charge was £7.8m (restated 2001: £8.2m) which largely arises in Asia and Australasia. The acquisition of the 15% minority share in Republic Hotels and Resorts (see below) has reduced the minority interest charge in the second half of the year.

Dividends and earnings per share

The directors are proposing a final dividend of 8.3p per share (2001: 8.3p). This means that the total dividend per share for the full year will be 12.5p (2001: 12.5p).

The earnings per share were 13.4p (restated 2001: 10.9p).

Acquisitions and disposals

On 28 May 2002 we announced our intention to make an unconditional voluntary cash offer for the minority shareholding in Republic Hotels and Resorts ('RHR'). At that time it was an 85% subsidiary of the Group listed on the Singapore Stock Exchange. The offer was made on 17 June. On 28 June we announced that we had received sufficient acceptances to make a compulsory acquisition of the outstanding minority shares. RHR is now a wholly owned subsidiary and has been delisted from the Singapore Stock Exchange. This acquisition will provide the Group with more flexibility and efficiency in managing its resources. The consideration for the acquisition was £37.4m.

The Group purchased the freehold of Quality Hotel Logan Park in Auckland New Zealand for NZ$ 2.4m. The Group already held a lease on this property. The loss making Knight Frank operation in New Zealand was disposed of during the first half of the year at book value.

In December 2002 the Group exchanged contracts on the sale of a staff hostel in London for a consideration of £4.2m. The sale was completed in January 2003 and a profit of £4.0m will be recognised in 2003.

In early 2003 a partly completed property in Suzhou in China, acquired as part of the Asia Pacific purchase of assets, was sold. No value was attributed to the property at acquisition and there has been no expenditure on it by the Group. A net profit of £2.1m will be recognised by the Group in 2003.

Millenium Hilton

The Millenium Hilton remained closed throughout the period. A total of US$ 49.5m has been received to date relating to the insurance claim for damage and business interruption on this property. These receipts have been used in part to make payments in respect of employment expenses, other variable and fixed costs and on the renovation of the property.

Insurance proceeds from the property damage claim of US$28.4m have been credited to the profit and loss account. Fixed assets with a net book value of US$ 27.4m have been written off to the profit and loss account during the period. At 31 December 2002 a total of US$8.7m had been spent on the renovation and is included in capital work in progress.

The Group has recognised profit of US$9.7m relating to the business interruption claim in the year ended 31 December 2002 (11 September 2001 – 31 December 2001: US$1.8m).

Capital expenditure

The Group's properties are generally in excellent condition as a result of the substantial capital investment made since the flotation in 1996. We have therefore been able to reduce capital expenditure in 2002 to much lower levels than we have historically seen.

In Europe, two floors of the Copthorne Tara Hotel London Kensington have been renovated and we have begun the remodeling of our a la carte dining at the Millennium Hotel London Mayfair under the guidance of the chef Brian Turner who will now operate this restaurant.

We refurbished 289 rooms of our hotel in Nashville before rebranding it as a Millennium and made a start on improving the bedrooms, bathrooms and corridors at the Sheraton Four Points in Buffalo.

The Copthorne Kings Hotel in Singapore is undergoing a S$13m refurbishment after which it will be repositioned more directly in the business market. On-going rolling refurbishment was carried out in Seoul and Taipei.

In Australasia, major work was carried out to 92 bedrooms at Copthorne Christchurch Central and airconditioning was installed in all of the guest rooms. The marina at Birkenhead in Sydney was upgraded at a cost of £0.9m.

In 2003 Group capital expenditure will be around £48m, including £13m on the Millenium Hilton, New York and the Group depreciation charge will be around £42m.

Cashflow and gearing

Net cash inflow from operations was £122.2m (2001: £136.0m).

The other predominant features of the Group cashflow are the reduction in capital expenditure from £67.1m in 2001 to £33.7m (including the Millenium Hilton) in 2002, the purchase of the minority interest in Republic for £37.4m and the receipt of £18.9m of insurance proceeds relating to the Millenium Hilton claim.

There was an overall net increase in cash of £14.9m (2001: decrease £30.2m) which, together with the reduction of £30.6m in the short term deposits, gives rise to a cash balance at 31 December 2002 of £59.1m (2001: £78.0m).

The Group gearing as at 31 December 2002 was 50% (restated 2001: 49%).

David Thomas
Group Finance Director
5 March 2003

Consolidated profit and loss account for the year ended 31 December 2002

	2002 £m	2002 £m	Restated 2001 £m	Restated 2001 £m
TURNOVER				
Group and share of joint ventures	641.1		670.5	
Less share of turnover of joint ventures	(73.6)		(75.9)	
GROUP TURNOVER		567.5		594.6
Cost of sales		(252.1)		(259.5)
GROSS PROFIT		315.4		335.1
Administrative expenses		(225.6)		(235.9)
Other operating income		6.5		1.2
GROUP OPERATING PROFIT		96.3		100.4
Share of operating profits of joint ventures		12.2		11.3
Share of operating profits of associated undertakings		0.4		0.9
TOTAL OPERATING PROFIT		108.9		112.6
Interest receivable and similar income				
Group	9.3		9.4	
		9.3		9.4
Interest payable and similar charges				
Group	(51.1)		(56.5)	
Joint ventures	(6.5)		(10.5)	
Associated undertakings	(0.4)		(0.8)	
		(58.0)		(67.8)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		60.2		54.2
Tax on profit on ordinary activities		(14.4)		(15.1)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		45.8		39.1
Minority interests - equity		(7.8)		(8.2)
Profit for the financial year		38.0		30.9
Dividends paid and proposed		(35.3)		(35.3)
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL YEAR		2.7		(4.4)
Basic earnings per share		13.4p		10.9p
Diluted earnings per share		13.4p		10.9p
Dividends per share		12.5p		12.5p

All turnover and group operating profit derive from continuing operations in the current and prior years.

Consolidated statement of total recognised gains and losses for the year ended 31 December 2002

	2002	Restated 2001
	£m	£m
Profit for the financial year	38.0	30.9
(Loss)/gain on foreign currency translation	(62.6)	3.3
(Deficit)/surplus on revaluation of fixed assets	(0.3)	0.5
Total gains and losses relating to the financial year	(24.9)	34.7
Prior year adjustments	(62.5)	-
Total gains and losses recognised since last annual report	(87.4)	34.7

Note of historical cost profits and losses for the year ended 31 December 2002

	2002	Restated 2001
	£m	£m
Reported profit on ordinary activities before taxation	60.2	54.2
Difference between a historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	0.5	0.4
Historical cost profit on ordinary activities before taxation	60.7	54.6
Historical cost profit/(loss) for the year retained after taxation, minority interests & dividends	3.2	(4.0)

Consolidated balance sheet for the year ended 31 December 2002

	2002 £m	2002 £m	Restated 2001 £m
FIXED ASSETS			
Tangible assets		2,185.4	2,303.5
Investments in joint ventures			
Share of gross assets	288.1		318.9
Share of gross liabilities	(205.1)		(230.0)
Share of minority interests	(21.2)		(21.8)
Loans to joint ventures	36.1		39.9
	97.9		107.0
Investment in associated undertakings	6.2		4.9
Investments	0.3		0.4
		104.4	112.3
		2,289.8	2,415.8
CURRENT ASSETS			
Stocks		15.7	17.9
Debtors falling due within one year	75.6		64.3
Debtors falling due after more than one year	2.0		9.7
		77.6	74.0
Cash at bank and in hand		59.1	78.0
		152.4	169.9
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR		(292.2)	(283.4)
NET CURRENT LIABILITIES		(139.8)	(113.5)
TOTAL ASSETS LESS CURRENT LIABILITIES		2,150.0	2,302.3
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR		(634.0)	(692.0)
PROVISIONS FOR LIABILITIES AND CHARGES		(49.7)	(46.1)
NET ASSETS		1,466.3	1,564.2
CAPITAL AND RESERVES			
Called up share capital		84.8	84.7
Share premium account		845.6	845.5
Revaluation reserve		308.4	320.3
Profit and loss account		112.1	160.4
SHAREHOLDERS' FUNDS - EQUITY		1,350.9	1,410.9
MINORITY INTERESTS - EQUITY		115.4	153.3
TOTAL CAPITAL EMPLOYED		1,466.3	1,564.2

	2002 £m	2002 £m	2001 £m	2001 £m
CASH FLOW STATEMENT				
Net cash inflow from operating activities		122.2		136.0
Dividends received from associated undertakings		0.2		0.5
Dividends received from joint ventures		0.1		0.3
Returns on investments and servicing of finance		(50.0)		(49.1)
Taxation paid		(11.6)		(7.2)
Capital expenditure and financial investment		(12.2)		(20.9)
Acquisitions and disposals		-		(6.6)
Equity dividends paid		(35.3)		(35.3)
Cash inflow before use of liquid resources and financing		13.4		17.7
Management of liquid resources		30.6		11.1
Financing				
Net cash from the issue of shares and purchase of minority interests	(37.2)		(1.2)	
Increase/(decrease) in debt and lease financing	8.1		(57.8)	
Net cash outflow from financing		(29.1)		(59.0)
Increase/(decrease) in cash in the period		14.9		(30.2)

	2002 £m	2002 £m	2001 £m	2001 £m
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT				
Increase/(decrease) in cash in the period	14.9		(30.2)	
Cash inflow from decrease in liquid funds	(30.6)		(11.1)	
Cash (inflow)/outflow from the (increase)/decrease in debt and lease financing	(8.1)		57.8	
Change in net debt resulting from cash flows		(23.8)		16.5
Acquisitions		-		(1.1)
Deferred finance costs		0.2		0.3
Translation differences and other non cash movements		33.5		(4.3)
Movement in net debt in the period		9.9		11.4
Net debt at 1 January 2002		(685.4)		(696.8)
Net debt at 31 December 2002		(675.5)		(685.4)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	31 December 2002 £m	31 December 2001 £m
Operating profit	96.3	100.4
Depreciation	39.8	36.4
Loss on disposal of fixed assets	0.4	0.4
Decrease in stocks	0.1	0.7
Increase in debtors	(4.3)	(4.4)
(Decrease)/increase in creditors	(9.7)	3.0
Decrease in provisions	(0.4)	(0.5)
Net cash inflow from operating activities	122.2	136.0

ANALYSIS OF NET DEBT

	As at 1 January 2002 £m	Cash flow £m	Deferred finance costs £m	Translation differences and other non cash movements £m	As at 31 December 2002 £m
Cash	34.2	15.5		(3.5)	46.2
Overdrafts	(1.3)	(0.6)		0.1	(1.8)
		14.9			
Short term deposits	43.8	(30.6)		(0.3)	12.9
Debt due after one year	(572.8)	33.9		73.9	(465.0)
Debt due within one year	(33.1)	(13.3)	0.2	(40.3)	(86.5)
Finance Leases	(19.6)	2.1		(0.8)	(18.3)
Bonds due after one year	(83.9)	(66.7)		3.2	(147.4)
Bonds due within one year	(52.7)	35.9		1.2	(15.6)
		(8.1)			
	(685.4)	(23.8)	0.2	33.5	(675.5)

ANALYSIS OF CASH FLOW FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	31-Dec 2002 £m	31-Dec 2001 £m
Returns on investment and servicing of finance		
Interest received	4.6	7.2
Interest paid	(46.5)	(51.0)
Loan arrangement fees paid	(2.9)	(0.3)
Interest element of finance lease rental payments	(1.2)	(0.9)
Dividends paid to minorities	(4.0)	(4.1)
Net cash outflow for returns on investments and servicing of finance	(50.0)	(49.1)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(28.6)	(67.1)
Hilton capital expenditure	(5.1)	-
Insurance capital claim receipts	18.9	-
Purchase of development properties	(2.1)	(5.7)
Proceeds from the sale of development properties	0.3	36.0
Sale of properties held for resale	3.2	8.1
Sale of other fixed assets	0.3	0.5
Repayment in loans to associated undertakings and joint ventures	0.9	7.3
Net cash outflow for capital expenditure and financial investment	(12.2)	(20.9)
Acquisitions and disposals		
Acquisition of subsidiary undertakings	-	(6.6)
Net cash outflow for acquisitions and disposals	-	(6.6)
Management of liquid resources		
Cash withdrawn from short term deposit	30.6	11.1
Net cash inflow from management of liquid resources	30.6	11.1
Financing		
Issue of shares from the exercise of options	0.2	0.9
Purchase of shares in minorities	(37.4)	(2.1)
	(37.2)	(1.2)
Drawdown of third party loans	165.2	79.0
Repayment of third party loans	(155.0)	(134.7)
Capital element of finance lease repayment	(2.1)	(2.1)
	8.1	(57.8)
Net cash outflow from financing	(29.1)	(59.0)

1 Segmental information

	New York 2002 £m	Rest of USA 2002 £m	London 2002 £m	Rest of Europe 2002 £m	Asia 2002 £m	Australasia 2002 £m	Group 2002 £m
Turnover							
Hotel	68.0	115.9	75.3	88.6	155.8	40.8	544.4
Non-hotel	-	3.8	-	-	1.8	17.5	23.1
Total	68.0	119.7	75.3	88.6	157.6	58.3	567.5
Hotel gross operating profit	22.1	27.5	38.7	27.0	60.5	15.2	191.0
Hotel fixed charges	(4.9)	(20.9)	(14.1)	(17.7)	(26.8)	(8.2)	(92.6)
Hotel operating profit	17.2	6.6	24.6	9.3	33.7	7.0	98.4
Non-hotel operating profit	-	1.5	-	-	1.2	7.4	10.1
Profit before central costs	17.2	8.1	24.6	9.3	34.9	14.4	108.5
Central costs							(12.2)
Group operating profit							96.3
Share of operating profit of joint ventures	5.1				7.1		12.2
Share of operating profits of associated undertakings		0.4					0.4
Net interest payable							(48.7)
Profit on ordinary activities before taxation							60.2

Hotel fixed charges include property rent, taxes and insurance, depreciation and amortisation, operating lease rentals and management fees. There are no inter segment sales.

Turnover by origin is not significantly different from turnover by destination.

Turnover derives from two classes of business; hotel operations and property transactions

	Restated New York 2001 £m	Restated Rest of USA 2001 £m	Restated London 2001 £m	Restated Rest of Europe 2001 £m	Restated Asia 2001 £m	Restated Australasia 2001 £m	Restated Group 2001 £m
Turnover							
Hotel	84.9	127.7	80.0	78.4	159.6	35.9	566.5
Non-hotel	-	3.8	-	-	1.8	22.5	28.1
Total	84.9	131.5	80.0	78.4	161.4	58.4	594.6
Hotel gross operating profit	23.0	30.8	40.3	28.2	61.0	12.6	195.9
Hotel fixed charges	(10.5)	(19.5)	(13.9)	(12.6)	(25.9)	(7.4)	(89.8)
Hotel operating profit	12.5	11.3	26.4	15.6	35.1	5.2	106.1
Non-hotel operating profit	-	1.3	-	-	1.3	4.5	7.1
Profit before central costs	12.5	12.6	26.4	15.6	36.4	9.7	113.2
Central costs							(12.8)
Group operating profit							100.4
Share of operating profit of joint ventures	5.5				5.8		11.3
Share of operating profits of associated undertakings		0.9					0.9
Net interest payable							(58.4)
Profit on ordinary activities before taxation							54.2

2 Taxation

	2002 £m	Restated 2001 £m
The tax charge comprises:		
Current tax		
UK Corporation tax on profits for the year at 30% (2001: 30%)	2.9	3.0
Overseas taxation	11.8	9.3
Taxation attributable to profits of joint ventures	0.7	0.4
	15.4	12.7
Under/(over) provision in respect of prior years		
UK taxation	0.3	(3.0)
Overseas taxation	(4.5)	-
Total current tax	11.2	9.7
Deferred tax		
Origination and reversal of timing differences	2.1	3.9
Effect of decreased rate on opening liability	(1.5)	(0.1)
Deferred taxation attributable to joint ventures	1.7	1.5
Deferred taxation attributable to associates	0.9	0.1
Total deferred tax	3.2	5.4
Tax on profit on ordinary activities	14.4	15.1

3. DIVIDENDS - EQUITY

The final dividend of 8.3p per share will be paid on 22 May 2003 to shareholders on the register as at close of business on 2 May 2003.

4. EARNINGS PER SHARE

The basic earnings per share are based on earnings of £38.0m (restated 2001: £30.9m) and a weighted average number of shares in issue during the period of 282.6m (2001: 282.4m).
Fully diluted earnings per share are based on a weighted average number of shares in issue during the year, as adjusted for the exercise of options, of 282.7m (2001: 282.6m).

5. BASIS OF PREPARATION

The financial information set out in this announcement does not constitute the Group's statutory accounts for the periods ended 31 December 2002 or 31 December 2001 but is derived from those accounts. Statutory accounts for 2001 have been delivered to the Registrar of Companies and those for 2002 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts. Their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

6. ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 21 May 2003.

7 KEY OPERATING STATISTICS

	2002	2001 Like for like	2001 Reported currency	2000 Like for like
Occupancy (%)				
New York	83.3	73.3	75.3	83.3
Rest of USA	54.0	54.1	53.9	64.3
USA	59.7	57.8	58.8	68.1
London	83.1	80.4	80.4	85.7
Rest of Europe	68.6	71.4	71.2	71.8
Europe	75.0	75.3	75.5	78.0
Asia	66.4	62.5	62.5	68.9
Australasia	70.4	67.1	67.1	64.4
Group	67.2	65.1	65.1	70.3
Average room rate (£)				
New York	120.28	129.79	139.28	156.37
Rest of USA	70.83	72.57	73.49	73.13
USA	84.29	86.74	92.93	93.32
London	79.86	87.32	87.32	93.63
Rest of Europe	68.94	70.75	72.35	69.35
Europe	74.30	78.59	79.92	81.18
Asia	59.26	61.71	64.19	60.20
Australasia	31.46	30.36	28.56	29.05
Group	65.73	68.33	71.39	71.35
RevPAR (£)				
New York	100.19	95.14	104.88	130.26
Rest of USA	38.25	39.26	39.61	47.02
USA	50.32	50.14	54.64	63.55
London	66.36	70.21	70.21	80.24
Rest of Europe	47.29	50.52	51.51	49.79
Europe	55.73	59.18	60.34	63.32
Asia	39.35	38.57	40.12	41.48
Australasia	22.15	20.37	19.16	18.71
Group	44.17	44.48	46.47	50.16
Gross Operating Profit margin (%)				
New York	32.5		27.0	
Rest of USA	23.7		24.1	
USA	27.0		25.3	
London	51.4		50.4	
Rest of Europe	30.5		35.9	
Europe	40.1		43.2	
Asia	38.8		38.2	
Australasia	37.3		35.1	
Group	35.1		34.6	

8 PRIOR PERIOD ADJUSTMENT

During the period the Group has adopted FRS 19: Deferred Tax. This requires full provision to be made for deferred tax on most types of timing differences. The previous accounting standard required provision only to the extent that it was probable that the liability would crystallise in the future. Adoption of FRS 19 has been dealt with by way of a prior period adjustment which has given rise to a reduction in shareholders' funds of £62.5 million at 31 December 2001. As a result the tax charge for the year ended 31 December 2001 has increased by £5.4 million.

PRELIMINARY FULL/~~HALF~~ YEAR REPORT ANNOUNCEMENT

CDL HOTELS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *Full/~~Half~~ Year Ended 31 December 2002

(referred to in this Report as the '**Current Full/~~Half Year~~**')

Preliminary **full/~~half~~** year report on results (including the results for the previous corresponding **full/~~half~~** year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **audited/~~unaudited~~** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer **has/~~does not have~~** a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current *~~Half~~/Full Year NZ$'000	*Up/(Down) %	Previous Corresponding *~~Half~~/Full Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	188,667	(6.3%)	201,302
	(b)	Other Revenue	1,449		1,030
	(c)	Total Operating Revenue	190,116		202,332
2	(a)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	32,848	75.9%	18,679
	(b)	Unusual Items for Separate Disclosure			
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	32,848	75.9%	18,679
	(d)	Less tax on Operating Profit	7,431		2,153
	(e)	Operating *Surplus (deficit) after Tax but before Minority Interes	25,417		16,526
	(f)	Less Minority Interests	8,311		5,832
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUE**	17,106	60.0%	10,694
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	(a)	**TOTAL OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	25,417	53.8%	16,526
	(b)	Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]	8,311		5,832
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	17,106	60.0%	10,694

5 **DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF/~~FULL~~ YEAR**

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a) Interest revenue included in Item 2(c) above	543	889
(b) # Interest revenue included in Item 5(a) above but not yet received	21	10
(c) Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	6,684	10,683
(d) # Interest costs capitalised in asset values	473	813
(e) capitalised in intangibles		
(f) Depreciation including all forms of Amortisation and writing down of property/investment	10,305	10,101
(g) Write-off of intangibles	1,017	1,019
(h) Unrealised changes in value of investments		

6 (a) **UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP**

	GROUP - CURRENT *~~HALF~~/FULL YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items item 2(b) above	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *~~Half~~/Full Year

NIL

(ii) Significant trends or events since end of Current *~~Half~~/Full Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

NIL

* Delete as required

7 EARNINGS PER SECURITY

	CONSOLIDATED	
Per Share	Current *~~Half~~/Full Year NZ cents	Previous Corresponding *~~Half~~/Full Year NZ cents
Basic EPS	4.89	3.06
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *~~half year~~/full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *~~half year~~/full year report

SEGMENTS

Operating revenue:

- Sales to customers outside the group
- Intersegment sales — SEE ATTACHED NOTE 9
- Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current ~~*Half/~~ Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	9,162	8,649	13,764
(b) Receivables	35,296	27,542	26,055
(c) Development property/hotel held for resale within current year	17,381	15,872	12,219
(d) Inventories	1,370	1,284	1,227
(e) Other	582	479	8
(f) **TOTAL CURRENT ASSETS**	63,791	53,826	53,273
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties	109,788	116,495	107,490
(j) Property, plant and equipment	254,445	268,476	260,668
(k) Intangibles	6,761	7,705	7,225
(l) Development property held for resale after current year	21,013	32,268	29,318
(m) **TOTAL NON-CURRENT ASSETS**	392,007	424,944	404,701
(n) **TOTAL ASSETS**	455,798	478,770	457,974
11 CURRENT LIABILITIES:			
(a) Accounts payable	25,811	20,995	21,461
(b) Borrowings	6,900	2,500	4,642
(c) Provisions			
(d) Dividend Payable			
(e) **TOTAL CURRENT LIABILITIES**	32,711	23,495	26,103
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	91,944	129,748	112,632
(h) Provision for deferred taxation	5,200	5,246	5,647
(I) Other			
(j) **TOTAL NON-CURRENT LIABILITIES**	97,144	134,994	118,279
(k) **TOTAL LIABILITIES**	129,855	158,489	144,382
(l) **NET ASSETS**	325,943	320,281	313,592
12 SHAREHOLDERS' EQUITY			
(a) Share capital	430,245	430,245	430,245
(b) Reserves (i) Revaluation reserve	7,840	5,037	3,976
(ii) Other reserves	(7,299)	2,842	(2,227)
(c) Retained ~~*surplus~~ (accumulated deficit)	(207,253)	(219,469)	(217,861)
(d) **SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY**	223,533	218,655	214,133
(e) Outside equity interests in subsidiaries	102,410	101,626	99,459
(f) **TOTAL SHAREHOLDERS' EQUITY**	325,943	320,281	313,592

* Delete as required

STATEMENT OF CASH FLOWS FOR *~~HALF~~/FULL YEAR
(See Note (IX) attached)

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	180,897	281,064
(b) Interest received	532	909
(c) Dividends received		
(d) Payments to suppliers and employees	(123,177)	(158,443)
(e) Interest paid	(6,374)	(10,403)
(f) Income taxes paid	(5,253)	(823)
(g) Interest paid capitalised to development projects	(473)	(813)
(h) NET OPERATING CASH FLOWS	46,152	111,491
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	133	558
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(11,547)	(9,541)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Cash paid for purchases of investment properties	(2,833)	(978)
(i) **NET INVESTING CASH FLOWS**	(14,247)	(9,961)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings		27,381
(c) Repayment of borrowings	(25,002)	(119,389)
(d) Dividends paid	(5,294)	(3,589)
(e) Other		
(f) **NET FINANCING CASH FLOWS**	(30,296)	(95,597)
16 NET INCREASE (DECREASE) IN CASH HELD	1,609	5,933
(a) Cash at beginning of *~~half year~~/full year	8,649	2,338
(b) Exchange rate adjustments to Item 16(a) above	(1,096)	378
(c) **CASH AT END OF *~~HALF YEAR~~/FULL YEAR**	9,162	8,649

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

* Delete as required

18 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Cash on Hand and at Bank	9,535	3,293
Deposits at call	3,276	7,793
Bank Overdraft	(3,649)	(2,437)
Other (provide details)		
Total = Cash at End of *Half/~~Full~~ Year [Item 16(c) above]	9,162	8,649

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

	EQUITY EARNINGS	
	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

* Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *~~Half~~/Full Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *~~Half~~/Full Year	Previous Corresponding *~~Half~~/Full Year	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
			Equity Accounted	
NIL				
Other Material Interests			*Not Equity Accounted*	
NIL				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT ~~HALF~~/FULL YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	
ORDINARY SHARES:	349,598,066	349,598,066	25.00
Issued during current *~~half year~~/full year	NIL	NIL	
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	
OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *~~half year~~/full year	NIL	NIL	
DEBENTURES - Totals only:	NIL	NIL	
UNSECURED NOTES - Totals only:	NIL	NIL	
OTHER SECURITIES	NIL	NIL	

with the prices and dates thereof.

21 **DIVIDENDS:**

22 **ANNUAL MEETING**
(Location) (if full year report)

(a) To be held at Auckland
(b) Date TBA Time pm
(c) Approximate date of availability of Annual Report Early April 2003

If this *~~half year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 05-Mar-03

Jat Meng Tsang - Managing Director
(signed by) Authorised Officer of Listed Issuer

05-Mar-03
(date)

* Delete as required

CDL Hotels New Zealand Limited

Full Year ended 31 December 2002

Note 9 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's
Segment Revenue	132,911	124,290	57,205	78,042	190,116	202,332
Profit/(Loss) for the period after taxation before Minority Interests	8,830	4,616	16,587	*11,910	25,417	16,526
Segment Assets	285,408	294,001	170,390	184,769	455,798	478,770

(b) Geographic Segments

	New Zealand		Australia		Consolidated	
	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's
Segment Revenue	139,265	125,949	50,851	76,383	190,116	202,332
Profit/(Loss) for the period after taxation before Minority Interests	15,213	*4,110	10,204	12,416	25,417	16,526
Segment Assets	260,762	259,125	195,036	219,645	455,798	478,770

*The business of Knight Frank (NZ) was sold and in the year ended 31 December 2001, the loss attributed to this business segment was $2.1 million.

CHAIRMAN'S STATEMENT
CDL HOTELS NZ LIMITED

Financial Information

CDL Hotels New Zealand Limited ("CDL") recorded another sound earnings performance with profit after tax increasing by 60% from $10.7 million to a record $17.1 million for the year ended 31 December 2002. A satisfactory contribution was made from all three of our operations – the New Zealand Hotel business, the Australian operations of Kingsgate International Corporation Limited("KIC") and the property investment and development of CDL Investments New Zealand Limited("CDLI"). The earnings increase was achieved despite a 6.0 % fall in revenue, from $202.3 million to $190.1 million, due primarily to revenue attributable from the sale of a larger number of apartments at Birkenhead Quays in 2001.

Shareholders' funds including minority interest improved to $325.9 million on 31 December 2002, compared to $320.3 million a year earlier. Net asset backing per share (excluding minority interests) increased to 63.9 cents per ordinary share (2001: 62.5cents). Total assets amounted to $455.8 million compared to $478.8 million a year earlier. The reduction was due to the usage of cash funds received from the sale of apartments to reduce bank borrowings and a reduction in development property stock. Total liabilities reduced by 18.1% to $129.9 million (2001: $158.5 million).

CDL Hotels is the largest hotel operator in New Zealand with a portfolio of 28 hotels with 3,576 rooms in 15 locations. It employs approximately 2,400 staff. The Group continues to look for opportunities to expand its current portfolio.

OPERATING RESULTS

New Zealand Hotel Operations

CDL is a subsidiary of Millennium & Copthorne Hotels plc (M&C), which owns, operates or manages hotels in Europe, Asia, the United States of America as well as the recently opened hotels in the Middle East and North Africa. CDL owns, leases,

franchises and manages a portfolio of 28 hotels in this region under the *Millennium*, *Copthorne* and *Quality Hotel* brands. The New Zealand hotels continue to benefit from the international relationship with the parent company, as it provides a key strategic link to M&C's global distribution and promotional network.

Turnover from the New Zealand hotel operations rose 8.5% over the 2002 calendar year to $114.2 million. Average occupancy increased by 5.9% over the 2001 levels, whilst the average room rate increased by 4.5%. In combination, this produced an overall 10.4% increase in yield, endorsing our policy of focusing on the higher yielding end of the market.

The overall trading activity of the New Zealand hotel sector was generally steady throughout the year, although the industry had to cope with the major disruption caused by the aftermath of the September 11 tragedy during the first quarter.
International visitors constituted 62.9% of our guest profile for the year (2001: 65.0%). This reflects a deliberate policy to manage our exposure to the international market by continuing to develop the New Zealand domestic market. It should be noted that the pickup in domestic activity was not at the expense of international visitors.

Overall, the New Zealand hotel operations recorded positive revenue growth with all regions – particularly Queenstown, Rotorua, Christchurch and the provinces – performing well. This is despite the absence of any significant international events being hosted outside the Auckland region during this period. The Louis Vuitton Cup provided a major fillip to Auckland during the last quarter. Wellington maintained its occupancy levels and average room rate.

From the brand perspective, the *Millennium* and *Copthorne* branded hotels improved their position and recorded increased revenues and profits well in excess of 2001 levels. The *Quality* branded hotels continued to operate profitably in an increasingly competitive environment. Choice Hotels International("CHI"), the Licensor of the Quality brand, have advised us that the Master Franchise Agreement with CDL would not be renewed when it comes for review in August 2006. Instead CHI will franchise the properties directly through their operations in Australia.

Some major renovation works were completed during the year. These included the refurbishment and airconditioning of 142 guestrooms at the *Copthorne Hotel Central Christchurch*, the upgrade of 30 rooms at the *Quality Hotel Rotorua* and the installation of airconditioning in some of the guest rooms at the *Quality Hotel Palmerston North*. These projects are already contributing to the improved revenue and profitability of the group. Major refurbishment programmes for *Copthorne Durham Street Christchurch* and *Quality Hotel Oriental Bay* are planned for the first half of this year. The position of *Millennium Queenstown* and *Millennium Christchurch* are presently under review.

Kingsgate International Corporation Limited (KIC)

Kingsgate International Corporation Limited, a 50.74% owned subsidiary of the company, reported a net operating profit before tax of $12.5 million for the twelve months ended 31 December 2002, compared with $10.8 million for the equivalent period the previous year. For many years KIC has had considerable income tax losses available to it and hence has not paid income taxes. However, during 2002, all Australian income tax losses available to the group were fully utilised, thus bringing KIC into a tax payable position. KIC's operating profit after tax of $10.2 million compares with $10.8 million last year. Total operating revenue of $50.9 million was down 33% from $76.4 million in 2001. Revenue attributable to the sale of apartments and land at Birkenhead Quays was $12.6 million (2001: $37.2 million). With the sale of the last unit in February 2003, Stages 1, 2 and 3 of the residential development project are essentially complete.

The gross revenue of The Millennium Hotel Sydney for the year ended 31 December 2002 was up 3.2% compared to last year. Although occupancy of 77.7% for 2002 was down on last year's 80.4%, the average room rate increased 6.4% to bring in more revenue per room.

Last year the board indicated it was considering whether to refurbish the hotel or restructure it to enhance its value. During the year the decision was made to convert part of the hotel into apartments. The hotel will cease operation on 31 March 2003.

The tower block of the existing hotel comprising of 250 rooms have been renamed Zenith for the purposes of this development. Zenith development comprises 97 apartments. Initial expressions of interest in over 50% of the apartments have been noted and this is most encouraging.

After strong growth in recent years, the Birkenhead Point Shopping Centre continued its upward trend to report further increased revenues (4%) and profits (6%) for the twelve months ended 31 December 2002. This result was excellent considering the difficulties experienced with a flat retail market in Australia throughout 2002 and with the opening of a competitive factory outlet centre. Average occupancy in the retail space during the 12 months ended 31 December 2002 increased to 98% (2001: 97%) and the centre achieved a 6% increase in the Australian dollar average rental rate per square metre compared to the previous year.

The Kingsgate Shopping Centre at the Hotel continued to show an improved performance during the period under review. Its turnover for 2002 was 1% higher than that in the previous year, a good result notwithstanding that approximately 1,000 square meters of floor-space was held back mid-year pending redevelopment. In an environment of increased competition, the average rental rate per square metre decreased by 1%, however average occupancy increased 4.2% to 84.5%. The major anchor tenants at the shopping centre continue to perform very well.

2002 saw the completion of the sale of all the apartments of the Birkenhead Quays residential project. During the 12 months ended 31 December 2002, 11 units were sold with the last remaining unit sold in February 2003. In October 2002, the land and the Development Approval originally allocated to Stage 3 of the Project were sold to an unrelated Sydney developer.

The refurbishment of the Birkenhead Point Marina was completed in September 2002 at a cost of A$2.7 million. This has contributed to an increase in revenue for the year under review of around 20% to 25%. This flowed into the full year performance which saw revenue up 11% on last year. Occupancy remains at an excellent 98% on those 177 available berths demonstrating a high demand for such a facility in Sydney. Arising from

the upgrade of the facility, the Sydney Waterways Authority has undertaken to grant an extension of the lease for a further term of 20 years.

CDL Investments New Zealand Limited

CDL Investments New Zealand Limited ("CDLI"), the 60.12% owned subsidiary of CDL, reported an operating profit before tax of $9.5 million (2001: loss of $0.3 million) for the year on a turnover of $23.88 million (2001 : $20.27 million). The turnaround in profit performance reaffirms the decision to dispose of the loss making property services subsidiary, Knight Frank (NZ) Limited. The sale of this asset was settled on 28 March 2002.

CDL Land recorded annual sales of 221 sections during the year as compared with 163 in 2001. For this period, the gross margin increased by 32.6% on the previous year. In line with the demand for residential properties, CDLI sold all but six of its available sites at Waimanu Bay (Auckland). Elsewhere, all available sections at Highfields (Waitekere City), Ranfurly Rise (Manukau) and Brookhaven (Christchurch) were all sold plus strong sales in the Hamilton developments.
During the year under review, a further 10 hectares of land was acquired in Albany. This helped to replenish CDLI's land bank that totalled 252 hectares as at 31 December 2002 which has a current market value of $59.185 million.

Dividend Announcement

The Company has resolved to pay a fully imputed dividend to the shareholders of 1.4 cents per ordinay share.

Sale of Quality Hotel Willis Street

The Company has entered into an unconditional contract to sell the Quality Hotel Willis Street. The settlement date is 31 March 2003 and after that date the Hotel will continue to be managed by Hospitality Services Limited, the management company of the group.

Changes to the Board

The Board is pleased to announce that Mr Gordon Wilson has been appointed a director of the Company with effect from 28 February 2003. Mr Wilson is currently the Chief Operating Officer of Hospitality Services Limited, a subsidiary of the Company, and he has been with the Company and group since 1994.

Outlook

The Board retains its positive long-term outlook. The New Zealand hotel market has recovered from the effects of September 11 and visitor numbers are expected to remain robust. Though the hotel market continues to be highly competitive, our ongoing focus on yield growth in concert with a strategy of building our domestic sales base through inovative marketing programs should continue to bear fruits. Building up the domestic base will also provide a buffer for any fluctuations in international visitor flows. At the same time our links to the international network of our parent company, M&C, will ensure we maintain or improve market share.

Having taken the decision to close the *Millennium Hotel Sydney*, Kingsgate reported a very encouraging response to the sales so far and active interest has been shown in about 50% of the planned 97 apartment complex. In the immediate term this will result in a drop in revenue. With an expected completion date by the end of 2004 for the Zenith project, the full benefits from sales should begin to be realised in 2004.

The completion of the Birkenhead Point Marina refurbishment in August last year is expected to increase its revenue by between 20% and 25%. The contribution from both shopping centres in Sydney should remain steady.

Coming off a very good year, the board of CDLI are confident of another satisfactory performance. However, there are signs that the market may ease in light of world-wide political uncertainty. CDLI is on sound footing and well poised to take advantage of opportunities as they arise.

The 2003 year has started postively with good initial trading results throughout the group. Barring unforeseen circumstances, the board expects another profitable year.

John Wilson
CHAIRMAN
5th March, 2003

Any inquiries please contact:
Tsang Jat Meng, Managing Director
CDL Hotels New Zealand Limited
Telephone: New Zealand (09) 913 8001
Facsimile: New Zealand (09) 309 3244
Email: tsang.jm@cdlhms.co.nz

PRELIMINARY FULL/~~HALF~~ YEAR REPORT ANNOUNCEMENT

CDL INVESTMENTS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *Full/~~Half~~ Year Ended 31 December 2002

(referred to in this Report as the '**Current Full/~~Half Year~~**')

Preliminary **full/~~half~~** year report on results (including the results for the previous corresponding **full/~~half~~** year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and **audited/~~unaudited~~** accounts.

If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer does not have a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current *~~Half~~/Full Year NZ$'000	*Up/(Down) %	Previous Corresponding *~~Half~~/Full Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	23,641	20.7%	19,580
	(b)	Other Revenue	238		689
	(c)	Total Operating Revenue	23,879		20,269
2	(a)	**OPERATING *SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	9,512	672.1%	1,232
	(b)	Unusual Items for Separate Disclosure			(1,510)
	(c)	**OPERATING *SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	9,512		(278)
	(d)	Less tax on Operating Profit	3,527		(14)
	(e)	Operating *Surplus (deficit) after Tax but before Minority Intere	5,985		(264)
	(f)	Less Minority Interests			
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING *SURPLUS (DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUE**	5,985		(264)
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	(a)	**TOTAL OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	5,985		(264)
	(b)	Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]			
	(c)	**OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	5,985		(264)

* Delete as required

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT ~~HALF~~/FULL YEAR

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~

		Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a)	Interest revenue included in Item 2(c) above	138	189
(b)	# Interest revenue included in Item 5(a) above but not yet received		
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	2	
(d)	# Interest costs capitalised in asset values	473	813
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	19	289
(g)	Write-off of intangibles		
(h)	Unrealised changes in value of investments		

6 (a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT *~~HALF~~/FULL YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) COMMENTS BY DIRECTORS

in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *~~Half~~/Full Year

NIL

(ii) Significant trends or events since end of Current *~~Half~~/Full Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

NIL

* Delete as required

7 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current *~~Half~~/Full Year NZ cents	Previous Corresponding *~~Half~~/Full Year NZ cents
Basic EPS	3.20	(0.14)
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	NIL	NIL
(ii)	Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii)	Date to which such contribution has been calculated		
(iv)	Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	NIL	NIL
(ii)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii)	Date to which such contribution has been calculated		
(iv)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *~~half year~~/full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *~~half year~~/full year report

SEGMENTS

Not applicable as the company only operates in New Zealand and is primarily involved in property related services and development.

Operating revenue:

- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]
Segment result
Unallocated expenses
Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]
Segment assets
Unallocated assets
Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current *~~Half/~~ Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	2,339		4,384
(b) Receivables	15,094	10,457	12,731
(c) Development property held for resale within current year	12,733	8,067	7,330
(d) Inventories			
(e) Other	568	705	8
(f) TOTAL CURRENT ASSETS	30,734	19,229	24,453
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties			
(j) Property, plant and equipment	53	19	27
(k) Intangibles			
(l) Development property held for resale after current year	20,971	32,268	29,318
(m) TOTAL NON-CURRENT ASSETS	21,024	32,287	29,345
(n) TOTAL ASSETS	51,758	51,516	53,798
11 CURRENT LIABILITIES:			
(a) Accounts payable	638	971	1,641
(b) Borrowings/bank overdraft	5,000	1,042	
(c) Provisions	29	39	
(d) Dividend Payable			
(e) TOTAL CURRENT LIABILITIES	5,667	2,052	1,641
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings		9,894	10,000
(h) Provision for deferred taxation	928	392	392
(I) Other			
(j) TOTAL NON-CURRENT LIABILITIES	928	10,286	10,392
(k) TOTAL LIABILITIES	6,595	12,338	12,033
(l) NET ASSETS	45,163	39,178	41,765
12 SHAREHOLDERS' EQUITY			
(a) Share capital	21,649	21,649	21,649
(b) Reserves (i) Revaluation reserve			
(ii) Other reserves	83,020	83,020	83,020
(c) Retained *~~surplus~~ (accumulated deficit)	(59,506)	(65,491)	(62,904)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	45,163	39,178	41,765
(e) Outside equity interests in subsidiaries			
(f) TOTAL SHAREHOLDERS' EQUITY	45,163	39,178	41,765

* Delete as required

STATEMENT OF CASH FLOWS FOR *~~HALF~~/FULL YEAR (See Note (IX) attached)	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	19,101	24,043
(b) Interest received	138	189
(c) Dividends received		
(d) Payments to suppliers and employees	(7,602)	(19,690)
(e) Interest paid	(2)	(60)
(f) Income taxes paid	(2,860)	(437)
(g) Interest paid capitalised to development projects	(473)	(813)
(h) NET OPERATING CASH FLOWS	8,302	3,232
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	8	
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(35)	(625)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Cash paid for purchases of investment properties		
(i) NET INVESTING CASH FLOWS	(27)	(625)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings		894
(c) Repayment of borrowings	(4,894)	
(d) Dividends paid		(3,084)
(e) Other		
(f) NET FINANCING CASH FLOWS	(4,894)	(2,190)
16 NET INCREASE (DECREASE) IN CASH HELD	3,381	417
(a) Cash at beginning of *~~half year~~/full year	(1,042)	(1,459)
(b) Exchange rate adjustments to Item 16(a) above		
(c) CASH AT END OF *~~HALF YEAR~~/FULL YEAR	2,339	(1,042)

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

* Delete as required

18 **RECONCILIATION OF CASH**

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Cash on Hand and at Bank	187	
Deposits at call	2,152	
Bank Overdraft		(1,042)
Other (provide details)		
Total = Cash at End of *~~Half~~/Full Year [Item 16(c) above]	2,339	(1,042)

19 **EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS**

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) **GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES**

	EQUITY EARNINGS Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross)		
(ii) Less Tax		
(iii) Extraordinary items (net)	NIL	
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

* Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *~~Half~~/Full Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *~~Half~~/Full Year	Previous Corresponding *~~Half~~/Full Year	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
			Equity Accounted	
---------- NIL ----------				
Other Material Interests			*Not Equity Accounted*	
---------- NIL ----------				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT ~~HALF~~/FULL YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *~~half-year~~/full year	NIL	NIL	
ORDINARY SHARES:	187,144,244	187,144,244	
Issued during current *~~half-year~~/full year	NIL	NIL	
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *~~half-year~~/full year	NIL	NIL	

OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *~~half-year~~/full year	NIL	NIL	

	Number Issued	Number Quoted
DEBENTURES - Totals only:	NIL	NIL
UNSECURED NOTES - Totals only:	NIL	NIL
OTHER SECURITIES	NIL	NIL

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING**
(Location) (if full year report)
Quality Hotel Logan Park

(a) To be held at Auckland
(b) Date TBA Time pm
(c) Approximate date of availability of Annual Report Early April 2003

If this *~~half-year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 05/03/03

Boon Pua (Company Secretary)
(signed by) Authorised Officer of Listed Issuer

05/03/03
(date)

* Delete as required

Chairman's Review

CDL Investments New Zealand Limited

Financial Performance

CDL Investments New Zealand Limited ("CDLI"), a 60.12% owned subsidiary of CDL Hotels New Zealand Limited, reported a net profit after tax of $5,985,000 for the year ended 31 December 2002, compared with an after tax loss of $264,000 for the 2001 year.

The total revenue of $23,879,000 was up 21% from that of the previous year. This reflects both an increased number of sales as well as a shift towards properties at the higher end of the market. The turnaround in profit performance also reaffirms the decision to dispose of the loss making property services subsidiary, Knight Frank New Zealand Limited. The sale of this asset was settled on 28 March 2002.

Financial Information

Shareholders' funds as at 31 December 2002 totaled $45,163,000, with total assets at $51,758,000. Net asset backing (before distributions) as at 31 December 2002, was 24.1 cents per share compared to 20.9 cents per share in the previous year. Earnings per share, was 3.20 cents compared to (0.14) cents in the previous year.

Operations

Market conditions throughout 2002 were particularly favourable for the New Zealand property market. Strong demand was built on a platform of continued low interest rates, a competitive exchange rate as well as good migration inflows.

CDL Land New Zealand Limited recorded annual sales of 221 sections during the year as compared with 163 in 2001. The gross margin also increased by 32.6% on the previous year.

In line with the demand for residential properties, the company sold all but six of its available sites at Waimanu Bay (Auckland). Elsewhere, all available sections at Highfields (Waitakere City), Ranfurly Rise (Manukau) and Brookhaven (Christchurch) were all sold plus strong sales in the Hamilton developments were recorded.

The strength of the property market has carried through into 2003 which has given the Board confidence to develop a further 252 new sections from its land holdings in Auckland and Hamilton.

The company will continue to actively and selectively seek land investments and development opportunities in key growth areas to enhance future earnings. The company's strong balance sheet will enable it to take advantage of any opportunities that may arise.

During the year under review, a further 10 hectares of land was acquired in Albany. This helped to replenish CDLI's land bank that totalled 252 hectares at 31 December 2002 which has a current market value of $59.185 million.

Dividends

In view of the level of profitability achieved and the amount of imputation credits available, the Board recommended the payment of a fully imputed dividend of 1.6 cents per share. The Dividend Reinvestment Plan established in 1998 will apply to this dividend, enabling shareholders to choose either a fully imputed cash dividend or ordinary shares in lieu.

Outlook

The year 2003 started on an encouraging note with good initial trading results being recorded. However, there are signs that the market may ease in light of world wide political uncertainty. CDLI is on sound footing and well poised to take advantage of opportunities as they arise.

Barring unforseen circumstances, the Board expects 2003 to be another profitable year.

John Wilson
Chairman
March 5, 2003

PRELIMINARY FULL/~~HALF~~ YEAR REPORT ANNOUNCEMENT

KINGSGATE INTERNATIONAL CORPORATION LIMITED

(Name of Listed Issuer)

For Full Year Ended 31 Dec 2002 (Date)

(referred to in this Report as the '**Current Full Year**')

Preliminary **full year** **full year)** in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **audited/~~unaudited~~** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer ~~has~~/**does not have** a formally constituted Audit Committee of the Board of Directors.

		CONSOLIDATED OPERATING STATEMENT		
		Current Full Year NZ$'000	*Up/Down %	Previous Corresponding Full Year NZ$'000
1	**OPERATING REVENUE**			
	(a) Sales Revenue	50,725	(33%)	75,795
	(b) Other Revenue	126		587
	(c) Total Operating Revenue	50,851		76,382
2	(a) **OPERATING *SURPLUS (DEFICIT) BEFORE UNUSUAL I AND TAX**	12,514	16%	10,814
	(b) Unusual Items for Separate Disclosure			
	(c) **OPERATING *SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	12,514	16%	10,814
	(d) Less tax on Operating Profit	2,310		
	(e) Operating *Surplus (deficit) after Tax but before Minority Interes	10,204		10,814
	(f) Less Minority Interests			
	(g) Equity Earnings [detail in Item 19 below]			
	(h) **OPERATING *SURPLUS (DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	10,204	-6%	10,814
3	(a) Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b) Less Minority Interests			
	(c) Extraordinary Items after Tax Attributable to Members			
4	(a) **TOTAL OPERATING *SURPLUS (DEFICIT) AND EXTRA ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	10,204		10,814
	(b) Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]			
	(c) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINA AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	10,204	-6%	10,814

		Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
5	**DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT FULL YEAR** **# Items marked in this way need be shown only where their inclusion as revenue**		
(a)	Interest revenue included in Item 2(c) above	126	587
(b)	# Interest revenue included in Item 5(a) above but not yet received	-	-
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	3,134	5,895
(d)	# Interest costs capitalised in asset values	-	-
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	-	-
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	1,574	1,400
(g)	Write-off of intangibles	-	-
(h)	Unrealised changes in value of investments	-	-

6 (a) **UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP**

	GROUP - CURRENT FULL YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items				
nil	-	-		-
Total Unusual Items	-	-		-
Extraordinary Items				
item 3(a) above	-	-		-
Total Extraordinary Items	-	-		-

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report. *CHAIRMAN'S STATEMENT ATTACHED*

(i) Material factors affecting the revenues and expenses of the group for the Current Full Year

NIL

(ii) Significant trends or events since end of Current Full Year *NIL*

(iii) Changes in accounting or adopted policies since last Annual Report and/or last Half Yearly to be disclosed

NIL

7 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current Full Year NZ cents	Previous Corresponding Full Year NZ cents
Basic EPS	2.60	2.75
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) items after tax for the previous corresponding Full Year	NIL	NIL
(v) items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the full year report

SEGMENTS

Operating revenue:

- Sales to customers outside the group
- Intersegment sales *SEE ATTACHED NOTE 9*
- Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]
Segment result
Unallocated expenses
Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]
Segment assets
Unallocated assets
Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	2,536	3,810	1,863
(b) Receivables	8,672	7,335	5,469
(c) Development property held for resale within current year	568	7,257	4,656
(d) Inventories	142	201	194
(e) Other			
(f) TOTAL CURRENT ASSETS	11,918	18,603	12,182
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investment properties	111,291	114,729	109,226
(I) Development properties	42	1,725	
(j) Property, plant and equipment	73,289	84,002	78,060
(k) Intangibles			
(l) Other			
(m) TOTAL NON-CURRENT ASSETS	184,622	200,456	187,286
(n) TOTAL ASSETS	196,540	219,059	199,468
11 CURRENT LIABILITIES:			
(a) Accounts payable	5,978	5,854	5,298
(b) Borrowings			
(c) Provisions	876	657	686
(d) Other			
(e) TOTAL CURRENT LIABILITIES	6,854	6,511	5,984
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	42,804	64,582	49,965
(h) Provisions			
(I) Other	1,081		
(j) TOTAL NON-CURRENT LIABILITIES	43,885	64,582	49,965
(k) TOTAL LIABILITIES	50,739	71,093	55,949
(l) NET ASSETS	145,801	147,966	143,519
12 SHAREHOLDERS' EQUITY			
(a) Share capital	162,931	162,931	162,931
(b) Reserves (i) Revaluation reserve	15,450	7,836	7,836
(ii) Other reserves	(12,913)	7,070	(2,919)
(c) Retained *surplus (accumulated deficit)	(19,667)	(29,871)	(24,329)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	145,801	147,966	143,519
(e) Outside equity interests in subsidiaries			
(f) TOTAL SHAREHOLDERS' EQUITY	145,801	147,966	143,519

* Delete as required

STATEMENT OF CASH FLOWS FOR FULL YEAR
(See Note (IX) attached)

	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from Customers	47,691	150,173
(b) Interest Received	126	587
(c) Dividends Received		
(d) Payments to Suppliers and Employees	(25,494)	(31,676)
(e) Interest Paid	(3,134)	(8,269)
(f) Income Taxes Paid	(790)	
(g) Interest paid - capitalised to development properties		
(h) Other		
(h) NET OPERATING CASH FLOWS	18,399	110,815
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment		
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(1,424)	(509)
(e) Interest paid - capitalised to investment properties		
(f) Cash paid for purchases of investment properties	(4,378)	(1,176)
(g) Loans to other entities		
(h) Other		
(i) NET INVESTING CASH FLOWS	(5,802)	(1,685)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings	(13,376)	(68,642)
(d) Dividends paid		
(e) Other	-	(39,758)
(f) NET FINANCING CASH FLOWS	(13,376)	(108,400)
16 NET INCREASE (DECREASE) IN CASH HELD	(779)	730
(a) Cash at beginning of full year	3,810	2,703
(b) Exchange rate adjustments to Item 16(a) above	(495)	377
(c) CASH AT END OF FULL YEAR	2,536	3,810

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

18 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
Cash on Hand and at Bank	1,412	1,842
Deposits at call	1,124	1,968
Bank Overdraft		
Other (provide details)		
Total = Cash at End of Full Year [Item 16(c) above]	2,536	3,810

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

	EQUITY EARNINGS	
	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX		
(b) Less tax		
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		
(f) Less dividends paid to group		
(g) NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]		

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of Full Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current Full Year	Previous Corresponding Full Year	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
			Equity Accounted	
---------- NIL ----------				
Other Material Interests			*Not Equity Accounted*	
---------- NIL ----------				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	NIL
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents (If not fully paid)
PREFERENCE SHARES:			
# (Description)			
Issued during current full year			
ORDINARY SHARES:	393,180,992	393,180,992	
Issued during current full year			
CONVERTIBLE NOTES			
# (Description)			
Issued during current full year			

OPTIONS:		Exercise Price	Expiry Date
Issued during current full year			

DEBENTURES - Totals only:			
UNSECURED NOTES - Totals only:			
OTHER SECURITIES			

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING**
(Location) (if full year report)

(a) To be held at Auckland
(b) Date TBA Time
(c) Approximate date of availability of Annual Report Early April 200

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: March 5, 2003

Jat Meng Tsang - Director
(signed by) Authorised Officer of Listed Issuer

March 5, 2003
(date)

Kingsgate International Corporation Limited

Full Year ended 31 December 2002

Note 9 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's	2002 NZD000's	2001 NZD000's
Segment Revenue	17,899	18,201	32,952	58,181	50,851	76,382
Profit/(Loss) for the period before taxation	-487	241	13,001	10,573	12,514	10,814
Segment Assets	76,410	86,057	120,130	133,002	196,540	219,059

(b) Geographic Segments

The Group operates only in Australia.

Kingsgate International Corporation Limited
CHAIRMAN'S REVIEW

- FINANCIAL PERFORMANCE

The Directors of Kingsgate International Corporation Limited ("KIC") announce an audited operating profit before tax of $12.5 million for the twelve months ended 31 December 2002, compared with $10.8 million for the equivalent period the previous year. For many years KIC has had considerable income tax losses available to it and hence has not paid income taxes. However, during 2002, all Australian income tax losses available to the group were fully absorbed, thus bringing KIC into a tax payable position. KIC's operating profit after tax of $10.2 million compares with $10.8 million last year. The earnings per share is 2.60 cents (2001: 2.75 cents). Total operating revenue of $50.9 million was down 33% from $76.4 million in 2001. Revenue attributable to the sale of apartments and land at Birkenhead Quays was $12.6 million (2001: $37.2 million). With the sale of the last unit in February 2003, Stages 1, 2 and 3 of the residential development project are essentially complete.

Revenue from normal operations in Australia was up 4.4%. Hotel revenue was up 3.2% compared to last year whilst revenue from Birkenhead Point Shopping Centre and Kingsgate Shopping Centre increased 4.3% and 1.1% respectively. The refurbished Birkenhead Point Marina's revenue increased 11.1% compared to the same period last year. Due to the strengthening NZ$, conversion of Australian revenues and expenses into NZ$ caused a 4.7% exchange fluctuation loss this financial year. Thus, in NZ$ terms, revenue from normal operations was down 0.2% to $38.3 million (2001: $39.2 million).

The encouraging cashflow from all operations over the past 12 months saw the Company reduce its borrowings by 33% from $65 million at 31 December 2001 to $43 million at 31 December 2002. Shareholders' funds as at 31 December 2002 totalled $145,801,000, a decrease of 1.5% since 31 December 2001. Group profits contributed a 6.9% increase to equity and asset revaluations a 5.1% increase. However exchange fluctuation losses caused through conversion of Australian Balance Sheets into NZ$ contributed a 13.5% decline in shareholders' funds. The net tangible asset value was 37 cents per share compared to 38 cents as at 31 December 2001.

- **MILLENNIUM HOTEL SYDNEY**

The gross revenue of The Millennium Hotel Sydney for the year ended 31 December 2002 was was up 3.2% compared to last year. Although occupancy of 77.7% for 2002 was down on last year's 80.4%, the average room rate increased 6.4% to bring in more revenue per room. The

Kingsgate International Corporation Limited
CHAIRMAN'S REVIEW

Soccer World Cup in Korea and Japan diverted much of our inbound business from Asia and UK in the early part of the year, while the continuing world terrorism threats have also impacted on inbound travel to Australia, especially from New Zealand and Europe. In the second half of the year, the sales team has been successful in growing our domestic leisure and dot com business, and taking advantage of the return of the Japanese FIT traveller to the Australian market.

The decline in conference and catering business across the Sydney industry during 2001 and 2002 failed to produce room nights and negatively impacted on the food and beverage operations of the hotel. Food revenues were slightly up on last year's poor performance whilst beverage revenues fell. Through tight control of overhead expenses, cost savings of 6% were achieved over 2001 levels. Although 2002 was a tough year in the hotel industry worldwide, The Millennium Hotel Sydney managed to increase revenue and decrease costs, resulting in a very pleasing 49% increase in operating profit before recharges above last year's result.

Last year the board indicated it was considering whether to refurbish the hotel or restructure it to enhance its value. During the year the decision was made to convert part of the hotel into apartments. The hotel will cease operation on 31 March 2003. The tower block of the existing hotel comprising of 250 rooms have been renamed Zenith for the purposes of this development. Zenith development comprises 97 apartments. Initial expressions of interest in over 50% of the apartments have been noted and this is most encouraging.

- **KINGSGATE SHOPPING CENTRE**

The Kingsgate Shopping Centre at the Hotel continued to show an improved performance during the period under review. Its turnover for 2002 was 1% higher than that in the previous year, a good result notwithstanding that approximately 1,000 sqm of floor-space was held back mid-year pending redevelopment, plus the revenue stream from the lease of the communications tower ceased in September. In an environment of increased competition, the average rental rate per square metre decreased by 1%, however average occupancy increased 4.2% to 84.5%. The major anchor tenants at the shopping centre continue to perform very well.

Kingsgate International Corporation Limited
CHAIRMAN'S REVIEW

- **BIRKENHEAD POINT SHOPPING CENTRE**

After strong growth in recent years, the Birkenhead Point Shopping Centre continued its upward trend to report further increased revenues (4%) and profits (6%) for the twelve months ended 31 December 2002. This result was excellent considering the difficulties experienced with a flat retail market in Australia throughout 2002 and with the opening of a competitive factory outlet centre. Management continued to reposition the centre as a major destination for "Labels, Leisure and Lifestyle" with the new leasing of stores such as Kathmandu, Bayswiss and Calvin Klein Jeans. Average occupancy in the retail space during the 12 months ended 31 December 2002 increased to 98% (2001: 97%) and the centre achieved a 6% increase in the Australian dollar average rental rate per square metre compared to the prior year.

A huge part of Birkenhead Point Shopping Centre's 2002 success can also be attributed to the relaunch of the "FreshPoint" fresh food precinct of the shopping centre. The successful TV and marketing campaign launched early in the year to attract the local shoppers back to Birkenhead not only helped to improve tenant's annual sales in this precinct by 64%, the campaign also won a major award for "Excellence in Shopping Centre Marketing NSW 2002" by the Australian Marketing Institute. This is the second year in a row that the award has been won by the centre.

- **BIRKENHEAD POINT MARINA**

The refurbishment of the Birkenhead Point Marina was completed in September 2002 at a cost of A$2.7 million. For the twelve months ended 31 December 2002, the revenue of the Birkenhead Point Marina increased by 11% on last year. Occupancy remains at an excellent 98% on those 177 available berths demonstrating a high demand for such a facility in Sydney. Occupancy of permanent berths stood at 88.2% at 31 December 2002, with the remaining 11.8% being filled with casual leasings. Some difficulties were experienced during the year with the late completion of the refurbishment works, the complicated re-allocation of berths for existing vessels and the leasing of the vacant berths. By year end these problems have all been addressed and we begin 2003 with a new and exciting marina that will bring a much improved return. Arising from the upgrade of the facility, the Sydney Waterways Authority has undertaken to grant an extension of the lease for a further term of 20 years.

Kingsgate International Corporation Limited
CHAIRMAN'S REVIEW

- **BIRKENHEAD QUAYS RESIDENTIAL PROJECT**

2002 saw the completion of the sale of Stages 1, 2 and 3 of the Birkenhead Quays residential project. During the 12 months ended 31 December 2002 , 11 units were sold with the last remaining unit sold in February 2003. In October 2002, the land and architectural drawings for Stage 3 were sold to an unrelated Sydney developer for a profit. The fourth and final stage of the project is now in planning stage, although no commitment has yet been made by the Company to this project. The Birkenhead Quays Residential Project has made a significant contribution to the Company's profits in recent years and has been applauded a great success.

- **DIVIDEND**

The company will not be paying any dividend this year.

- **FUTURE OUTLOOK**

The outlook for hotel operations in 2003 is challenging. The return on the Millennium Hotel Sydney has been quite low for some time. The hotel's age and tired appearance makes it difficult to compete (especially on room rate) with the many new or refurbished 4 and 5 star hotels in the CBD and Darling Harbour area. In recent years, Kings Cross and nearby suburbs have seen 12 former hotels convert to residential apartments as the area demographics change from tourism-dependent to community-housing. The directors of KIC have spent the past year analysing various asset models for the site. At a special meeting of KIC shareholders to be held at the end of March, the directors will propose to convert part of the hotel component of the site into luxury strata-titled apartments. These should sell at a premium due to the building's unique design and its spectacular views. The Kingsgate Shopping Centre (including the famous Coca Cola sign) will be retained (but upgraded) by the Company due to its excellent return to shareholders.

Strong retail occupancy, quality anchor tenants and tailored marketing programmes will ensure that the solid revenue base of the Birkenhead Point Shopping Centre consolidates further in 2003. No major capital works are planned for the Centre during 2003 although management continues to examine the available options for continued improvements to the Centre. Revenue and profits should improve considerably at the Birkenhead Point Marina in 2003 as it takes full advantage of the new refurbishment.

Barring unforeseen circumstances and events, the directors anticipate a satisfactory 2003 result.

Kingsgate International Corporation Limited

CHAIRMAN'S REVIEW

CHANGES TO THE BOARD

There were no changes to the KIC Board during the current financial year.

J Wilson

Chairman

March 5, 2003

Any inquiries please contact:

Tsang Jat Meng, Managing Director

CDL Hotels New Zealand Limited

Telephone: New Zealand (09) 913 8001

Facsimile: New Zealand (09) 309 3244

Email: tsang.jm@cdlhms.co.nz

Grand Plaza Hotel Corporation

Report of Examination

December 31, 2002, 2001 and 2000

Independent Auditors' Report

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheets of **Grand Plaza Hotel Corporation** as of December 31, 2002, 2001 and 2000, and the related statements of income and retained earnings, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grand Plaza Hotel Corporation** as of December 31, 2002, 2001 and 2000, and the results of its operations, its changes in equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

FERNANDEZ, SANTOS & LOPEZ
TIN 047-000-662-624

By: ELISEO A. FERNANDEZ
PTR No. 6780375
January 31, 2002
City of Makati

City of Makati
Philippines
January 31, 2003

Grand Plaza Hotel Corporation
Balance Sheets
December 31, 2002, 2001 and 2000

	2002	2001	2000
Assets			
Current assets			
Cash and investments in short-term notes [Notes 2 and 3]	P 256,230,506	P 369,933,206	P 800,679,815
Receivables			
Trade—net of allowance for doubtful accounts of P951,450 in 2002, P1,011,271 in 2001 and P5,760,524 in 2000 [Note 2]	154,403,334	138,357,996	149,319,043
Interest	8,974,853	8,432,177	10,832,684
Advances to officers and employees	374	8,973	155,719
Advances to suppliers and contractors	910,931	117,300	2,358,645
Other receivable	6,409,035	5,361,938	3,424,624
Inventories [Notes 2 and 4]	9,773,921	11,412,514	15,771,044
Deferred tax assets [Notes 2 and 5]	91,372	152,157	1,351,964
Prepayments	466,424	844,835	1,164,368
Other current assets	9,742,738	7,848,282	5,872,692
Total current assets	447,003,488	542,469,378	990,930,598
Investment in stock of associated company and other advances [Notes 2 and 6]	105,462,732	97,312,486	89,415,947
Loan receivable [Note 7]	15,500,000	15,500,000	15,500,000
Deposit on lease contract [Note 10]	58,000,000	58,000,000	58,000,000
Property and equipment—net [Notes 2 and 8]	872,919,007	916,594,469	957,601,888
Other assets [Notes 2 and 9]	7,203,078	7,203,078	7,202,075
	P 1,506,088,305	P 1,637,079,411	P 2,118,650,508
Liabilities and stockholders' equity			
Current liabilities			
Accounts payable and accrued expenses	P 93,377,777	P 96,455,215	P 127,817,215
Due to immediate holding company [Note 10]	10,861,895	11,461,296	12,035,283
Due to intermediate holding company [Note 10]	—	—	8,180,117
Due to related company [Note 10]	1,614,710	1,502,578	9,444,961
Dividends payable [Note 14]	113,751	17,388,241	—
Income tax payable	10,385,715	9,314,483	22,941,990
Refundable deposits[Note 2]	22,800,818	21,884,696	22,517,124
Rental payable [Notes 2 and 10]	36,180,000	30,150,000	24,120,000
Other liabilities	145,734,193	134,654,295	124,090,466
Total current liabilities	321,068,859	322,810,804	351,147,156
Reserves	13,330,705	9,977,771	8,863,461
Stockholders' equity			
Capital stock—P10 par value [Note 12]			
Authorized—115,000,000 shares in 2002, 127,000,000 shares in 2001 and 150,000,000 shares in 2000			
Issued—87,318,270 in 2002, 99,318,270 shares in 2001 and 122,318,270 shares in 2000	873,182,699	993,182,699	1,223,182,699
Capital in excess of par value	14,657,518	16,671,838	20,532,618
Retained earnings [Note 14]	518,581,994	912,480,069	1,081,365,244
	1,406,422,211	1,922,334,606	2,325,080,561
Treasury stock [Note 13]	234,733,470	618,043,770	566,440,670
Net stockholders' equity	1,171,688,741	1,304,290,836	1,758,639,891
	P 1,506,088,305	P 1,637,079,411	P 2,118,650,508

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Income and Retained Earnings
For The Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Revenues			
Rooms	P 228,960,032	P 262,289,403	P 303,490,672
Food and beverage	227,244,965	253,908,743	324,846,420
Other operated departments	12,928,878	20,657,655	26,489,794
Other	80,165,371	71,042,999	62,644,369
	549,299,246	607,898,800	717,471,255
Cost of sales			
Food and beverage	64,995,692	75,679,222	96,273,476
Other operated departments	6,593,202	6,757,814	8,907,566
	71,588,894	82,437,036	105,181,042
Gross profit	477,710,352	525,461,764	612,290,213
Operating expenses [Note 15]	349,225,845	347,869,429	434,529,143
Net operating income	128,484,507	177,592,335	177,761,070
Non-operating income (expenses)			
Interest income	17,677,199	43,226,791	56,655,795
Equity in net loss of associated company	(1,317,733)	(930,609)	(214,692)
Dividend income	47,059	121,785	119,569
Loss on disposal of assets	(51,498)	—	(488,043)
Realized forex gain (loss)	196,921	(5,517,091)	—
Unrealized forex gain [Note 11]	4,331,865	26,921,081	111,562,037
	20,883,813	63,821,957	167,634,666
Net income before tax	149,368,320	241,414,292	345,395,736
Provision for income tax [Notes 2 and 5]			
Current	43,696,493	59,917,099	65,243,008
Deferred	60,784	1,199,808	248,693
	43,757,277	61,116,907	65,491,701
Net income	105,611,043	180,297,385	279,904,035
Retained earnings [Note 14]			
Unappropriated—beginning	294,436,299	514,924,574	481,893,389
Appropriation during the year	(93,890,580)	(383,397,419)	(246,872,850)
Dividends declared	(22,308,238)	(17,388,241)	—
Unappropriated—end	283,848,524	294,436,299	514,924,574
Appropriated	234,733,470	618,043,770	566,440,670
Retained earnings, December 31	P 518,581,994	P 912,480,069	P 1,081,365,244
Earnings per share [Note 2]	P 1.28	P 2.07	P 2.82

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Changes in Equity
For The Years Ended December 31, 2002, 2001 and 2000

	Capital Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings Unappropriated	Retained Earnings Appropriated	Total
Balance at January 1, 2000	1,223,182,699	20,532,618	(319,567,820)	481,893,389	319,567,820	1,725,608,706
Net income for the year				279,904,035		279,904,035
Appropriation during the period				(246,872,850)	246,872,850	-
Buyback of share			(246,872,850)			(246,872,850)
Balance at December 31, 2000	1,223,182,699	20,532,618	(566,440,670)	514,924,574	566,440,670	1,758,639,891
Net income for the year				180,297,385		180,297,385
Dividends				(17,388,241)		(17,388,241)
Appropriation during the period				(383,397,419)	383,397,419	-
Retirement of shares	(230,000,000)	(3,860,780)	565,655,099		(331,794,319)	-
Buyback of shares			(617,258,199)			(617,258,199)
Balance at December 31, 2001	993,182,699	16,671,838	(618,043,770)	294,436,299	618,043,770	1,304,290,836
Net income for the year				105,611,043		105,611,043
Dividends				(22,308,238)		(22,308,238)
Appropriation during the period				(93,890,580)	93,890,580	-
Retirement of shares	(120,000,000)	(2,014,320)	599,215,200		(477,200,880)	-
Buyback of shares			(215,904,900)			(215,904,900)
Balance at December 31, 2002	**873,182,699**	**14,657,518**	**(234,733,470)**	**283,848,524**	**234,733,470**	**1,171,688,741**

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Cash Flows
For The Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	P 105,611,043	P 180,297,385	P 279,904,035
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	48,346,307	50,107,620	50,494,847
Equity in net loss of associated company	1,317,733	930,609	214,692
Provision for bad debts	951,450	1,011,271	5,760,524
Changes in operating assets and liabilities			
(Increase) decrease in			
Accounts receivable—trade	(16,996,788)	9,949,776	(49,917,530)
Interest receivable	(542,676)	2,400,507	(2,189,400)
Advances to officers and employees	8,599	146,746	(51,991)
Advances to suppliers and contractors	(793,631)	2,241,345	(1,915,236)
Other receivable	(1,047,097)	(1,937,314)	(1,257,907)
Inventories	1,638,593	4,358,530	(1,650,040)
Deferred tax asset	60,785	1,199,807	248,694
Prepayments	378,411	319,533	494,458
Other current assets	(1,894,456)	(1,975,590)	5,436,796
Increase (decrease) in			
Accounts payable and accrued expenses	(3,077,438)	(31,362,000)	33,406,765
Income tax payable	1,071,232	(13,627,507)	(15,715,172)
Refundable deposits	916,122	(632,428)	3,832,943
Rental payable	6,030,000	6,030,000	6,030,000
Other liabilities	11,079,898	10,563,829	20,340,459
Reserves	3,352,934	1,114,310	1,818,004
Net cash provided by operating activities	156,411,021	221,136,429	335,284,941
Cash flows from investing activities			
Acquisition of property and equipment—net	(4,670,845)	(9,100,201)	(4,566,908)
Payments relating to other assets	—	(1,003)	15,224
Net cash used in investing activities	(4,670,845)	(9,101,204)	(4,551,684)
Cash flows from financing activities			
Advances from immediate holding company	(599,401)	(573,987)	(491,064)
Advances to associated company	(9,467,979)	(8,827,147)	(8,817,620)
Advances from intermediate holding company	—	(7,614,423)	(914,460)
Due to related companies	112,132	(8,508,077)	(42,933,771)
Dividends paid	(39,582,728)	—	—
Buyback of shares	(215,904,900)	(617,258,200)	(246,872,850)
Net cash provided by (used in) financing activities	(265,442,876)	(642,781,834)	(300,029,765)
Net increase in cash and investments in short-term notes	(113,702,700)	(430,746,609)	30,703,492
Cash and investments in short-term notes, beginning	369,933,206	800,679,815	769,976,323
Cash and investments in short-term notes, end	P 256,230,506	P 369,933,206	P 800,679,815

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Notes to Financial Statements
December 31, 2002, 2001 and 2000

1. Organization

Grand Plaza Hotel Corporation (the "Company") was registered with the Securities and Exchange Commission on August 9, 1989 with principal office in Pasay City, Metro Manila, Philippines primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith.

The Company owns The Heritage Hotel, a deluxe class hotel that offers 467 rooms and deluxe facilities and amenities such as restaurants, ballrooms, a 24-hour coffee shop and a casino.

As of December 31, 2002, 2001and 2000, the Company had 635 (465 permanent and 170 casuals), 797 (527 permanent and 270 casuals) and 899 (577 permanent and 322 casuals) employees, respectively.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in conformity with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Investments in short-term notes

Investments in short-term notes are stated at cost.

Accounts receivable—trade

Accounts receivable—trade is stated net of allowance for possible uncollectible accounts.

Inventories

Inventories are stated at cost under the first-in, first-out (FIFO) method.

Investment in stock of associated company

Investment in stock of associated company is accounted for by the equity method.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Chinaware, glassware, silverware, linen and utensils are stated at cost including major expenditures incurred resulting from increased capacity in operations. Subsequent replacements are charged to profit and loss account.

2. Summary of significant accounting policies (continuation)

Refundable deposits

This account represents rental deposits by lessees, deposits on banquet and room orders, and construction bond.

Foreign currency transactions

Foreign currency transactions consisting mainly of intercompany advances are recorded in pesos based on exchange rates prevailing at the date of transaction. All assets and liabilities in foreign currencies are translated to the reporting currency at approximately the exchange rate prevailing at the balance sheet date. Any exchange difference arising from this translation is charged to gain or loss on foreign currency differentials.

Leases

The Company accounts for its leases under the operating lease method.

Income taxes

The Company uses the liability method of accounting for income taxes as required by *Accounting Standards Council (ASC) Statement of Financial Accounting Standards (SFAS) No. 23, Accounting for Income Taxes*. Under ASC SFAS No. 23, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between pretax financial income and taxable income and the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings per share/diluted earnings per share

Earnings per share/diluted earnings per share are based on the outstanding common shares of 87,318,270 in 2002, 99,318,270 in 2001 and 122,318,270 in 2000, net of treasury shares of 4,695,163 in 2002, 12,377,065 in 2001 and 23,031,901 in 2000.

3. Investments in short-term notes

These consist of fixed short-term deposits with various local and foreign banks.

4. Inventories

Inventories consist of:

	2002	2001	2000
Food	P 2,203,630	P 2,908,555	P 4,092,651
Beverage and tobacco	1,356,434	1,413,047	1,624,669
Operating supplies	2,187,511	2,421,682	3,550,209
General supplies	2,137,790	1,710,197	3,915,664
Engineering supplies	1,134,241	1,714,182	1,635,315
Others	754,315	1,244,851	952,536
	P 9,773,921	P 11,412,514	P 15,771,044

5. Deferred tax assets

This refers to the deferred income tax set up on deferred income, provision for doubtful accounts and provision for retirement benefits. The deferred tax effects of unrealized foreign exchange differences have not been recognized in the financial statements in view of the extreme volatility of the foreign exchange rate. This is broken down as follows:

	2002	2001	2000
Deferred tax assets			
Provision for retirement	P 1,862,010	P 1,598,280	P 1,117,443
Provision for bad debts	304,464	323,607	1,843,367
	2,166,474	1,921,887	2,960,810
Deferred tax liability			
Deferred rental	(2,075,102)	(1,769,730)	(1,608,846)
	P 91,372	P 152,157	P 1,351,964

6. Investment in stock of associated company and other advances

The Company's 40% investment in Harbour Land Corporation (HLC) is adjusted by the Company's equity in net earnings (loss) of HLC since the date of acquisition. The details of this investment are as follows:

	2002	2001	2000
Acquisition cost	P 48,200,000	P 48,200,000	P 48,200,000
Equity in net income (loss)			
Beginning of period	(282,722)	647,887	862,579
Equity in net loss during the period	(1,317,733	(930,609)	(214,692)
End of period	(1,600,455)	(282,722)	647,887
	46,599,545	47,917,278	48,847,887
Advances	58,863,187	49,395,208	40,568,060
	P 105,462,732	P 97,312,486	P 89,415,947

7. Loan receivable

This pertains to a loan extended to Rogo Realty Corporation (RRC) which is collateralized by its investment in shares of stock of HLC and is payable after 25 years in the year 2015 with interest at 5% per annum.

8. Property and equipment

These consist of the following:

	2001	Additions	Disposals	2002
Cost				
Building and building equipment	P 954,145,952	P 2,694,907	P —	P 956,840,859
Furniture, fixtures & equipment	297,254,890	2,027,436	(292,835)	298,989,491
Transportation equipment	3,735,769	—	—	3,735,769
Leasehold improvements	385,157	—	—	385,157
	1,255,521,768	4,722,343	(292,835)	1,259,951,276
Accumulated depreciation				
Building and building equipment	149,366,608	20,933,663	—	170,300,271
Furniture, fixtures & equipment	219,463,206	27,218,572	(241,337)	246,440,441
Transportation equipment	3,363,798	194,072	—	3,557,870
Leasehold improvements	385,157	—	—	385,157
	372,578,769	48,346,307	(241,337)	420,683,739
Net	882,942,999	(43,623,964)	(51,498)	839,267,537
Operating equipment	33,651,470	—	—	33,651,470
	916,594,469	(43,623,964)	(51,498)	872,919,007

	2000	Additions	Disposals	2001
Cost				
Building and building equipment	P 949,376,457	P 4,769,495	P —	P 954,145,952
Furniture, fixtures & equipment	292,995,447	4,330,706	(71,263)	297,254,890
Transportation equipment	3,735,769	—	—	3,735,769
Leasehold improvements	385,157	—	—	385,157
	1,246,492,830	9,100,201	(71,263)	1,255,521,768
Accumulated depreciation				
Building and building equipment	128,506,045	20,860,563	—	149,366,608
Furniture, fixtures & equipment	190,721,840	28,812,629	(71,263)	219,463,206
Transportation equipment	2,929,370	434,428	—	3,363,798
Leasehold improvements	385,157	—	—	385,157
	322,542,412	50,107,620	(71,263)	372,578,769
Net	923,950,418	(41,007,419)	—	882,942,999
Operating equipment	33,651,470	—	—	33,651,470
	P 957,601,888	(P41,007,419)	P —	P 916,594,469

8. Property and equipment *(continuation)*

	1999	Additions	Disposals	2000
Cost				
Building and building equipment	P948,128,242	P 1,248,215	P —	P 949,376,457
Furniture, fixtures & equipment	290,683,240	3,923,291	(1,611,084)	292,995,447
Transportation equipment	3,735,769	—	—	3,735,769
Leasehold improvements	385,157	—	—	385,157
	1,242,932,408	5,171,506	(1,611,084)	1,246,492,830
Accumulated depreciation				
Building and building equipment	107,734,177	20,771,868	—	128,506,045
Furniture, fixtures & equipment	162,487,847	29,240,479	(1,006,486)	190,721,840
Transportation equipment	2,446,870	482,500	—	2,929,370
Leasehold improvements	385,157	—	—	385,157
	273,054,051	50,494,847	(1,006,486)	322,542,412
Net	969,878,357	(45,323,341)	(604,598)	923,950,418
Operating equipment	33,651,470	—	—	33,651,470
	P1,003,529,827	(P45,323,341)	(P 604,598)	P 957,601,888

Depreciation expense amounted to P48,346,307, P50,107,620 and P50,494,847 for the years ended December 31, 2002, 2001 and 2000, respectively.

9. Other assets

Other assets consist of the following:

	2002	2001	2001
Miscellaneous investments and deposits	P 5,121,291	P 5,121,291	P 5,121,291
Others	2,081,787	2,081,787	2,080,784
	P 7,203,078	P 7,203,078	P 7,202,075

10. Related party transactions

The Company, in the normal course of business, has entered into transactions with its related parties, principally consisting of cash advances. These accounts are shown as "Due to related company", "Advances to associated company" and "Due to immediate holding company" in the accompanying balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from HLC. The lease contract on the hotel site requires that the Company deposit P58.0 million (carried under "Deposit on lease contract" account) to answer for any and all unpaid obligations that the Company may have under said contract. Accrual of the 10% annual interest on said lease deposit is debited to "Advances to associated company" while the annual rent expenses for the hotel site and the townhouse unit for P5.91 million and P0.12 million, respectively, are included under "General and administrative expenses" and "Rental payable".

10. Related party transactions *(continuation)*

The Company has entered into a management contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of the hotel's gross revenues and gross operating profit, respectively. Management fees payable amounted to P87 million in 2002, P64 million in 2001 and P37 million in 2000.

11. Unrealized foreign exchange gain

Unrealized foreign exchange gain represents the effect of the restatement of US dollar placements and deposits. As mentioned in Note 5, the deferred tax effects of unrealized foreign exchange gain have not been recognized in view of the extreme fluctuation in the exchange rate.

12. Retirement of shares

In a meeting held on May 3, 2002, the Board of Directors approved the retirement of 12,000,000 treasury shares thereby reducing further its authorized capital stock from P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share to P1,150,000,000 divided into 115,000,000 shares with a par value of P10 per share. This was ratified by the Stockholders at a special meeting on July 1, 2002 and was approved by the SEC on July 24, 2002.

In a meeting held on April 26, 2001, the Board of Directors approved the retirement of 23,000,000 treasury shares thereby reducing its authorized capital stock from P1,500,000,000 divided into 150,000,000 shares with a par value of P10 per share to P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share. This was ratified by the Stockholders at a special meeting on June 18, 2001. Said reduction was approved by the Securities and Exchange Commission (SEC) on July 25, 2001.

13. Treasury stock

The Board of Directors in its meeting on May 3, 2002 approved to purchase part of the shares of the Company at P50 per share from its stockholders on record as of May 31, 2002. The buy back offer is to purchase one share out of every twenty (20) shares held by each shareholder as of record date.

The Board of Directors in its meeting on April 26, 2001 approved to purchase part of the shares of the Company at P50 per share from its stockholders on record as of May 31, 2001. The buy back offer is to purchase one share out of every eight (8) shares held by each shareholder as of record date.

As discussed in Note 12, 12,000,000 shares reacquired as treasury shares in 2001 and 23,000,000 shares reacquired as treasury shares in 2000, 1998 and 1997 were retired in 2002 and 2001, respectively.

As at December 31, 2002, 4,695,163 shares were held in treasury after retirement of 12,000,000 shares and buyback of 4,318,098 shares in 2002.

As of December 31, 2001, 12,377,065 shares were held in treasury after retirement of 23,000,000 shares and buyback of 12,345,164 shares in 2001.

As of December 31, 2000, 23,031,901 shares were held in treasury of which 7,053,510, 4,959,332 and 11,019,059 shares were reacquired in 2000, 1998, and 1997, respectively.

14. Retained earnings

The Board of Directors in its meeting on November 5, 2002 approved the declaration of cash dividends in the total amount of P22,308,238 to be distributed among stockholders of record as of November 19, 2002, pro-rata to their respective shareholdings and paid on December 13, 2002.

The Board of Directors in its meeting on December 31, 2001 approved the declaration of cash dividends in the total amount of P17,388,241 to be distributed among stockholders of record as of January 7, 2002, pro-rata to their respective shareholdings and payable not later than January 31, 2002.

15. Retirement cost

The Company has an informal and unfunded non-contributory defined benefit retirement plan covering substantially all of its employees. It started accruing estimated retirement cost in 1998 based on a retirement plan mandated by Philippine law computed on the basis of years of service and final monthly salary for every year of credited service.

Provision for retirement amounted to P824,153, P770,006, and P732,612 for the years 2002, 2001 and 2000, respectively. As at December 31, 2002, 2001 and 2000, accrued retirement totaled P5,818,780, P4,994,627, and P4,224,621, respectively.

16. Reclassification

Certain accounts in the 2001 and 2000 financial statements were reclassified to conform to the current year's presentation of accounts.